As filed with the Securities and Exchange Commission on March 10, 2022.

Registration Nos. 333-[ ]
811-08946

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	X

Pre-Effective Amendment No.	O
Post-Effective Amendment No.	O

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	X

Amendment No. 754 (Check appropriate box or boxes)	X

SEPARATE ACCOUNT A
(Exact Name of Registrant)

PACIFIC LIFE INSURANCE COMPANY
(Name of Depositor)

700 Newport Center Drive
Newport Beach, California 92660
(Address of Depositor’s Principal Executive Offices) (Zip Code)

(949) 219-3943
(Depository’s Telephone Number, including Area Code)

Brandon J. Cage
Assistant Vice President
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, California 92660
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement. The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box)

O immediately upon filing pursuant to paragraph (b) of Rule 485
O on ________ pursuant to paragraph (b) of Rule 485
O 60 days after filing pursuant to paragraph (a)(1) of Rule 485
O on ________ pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

O This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PACIFIC EQUITY PAYOUT                                                                                                                                                                             PROSPECTUS [        ]

Pacific Equity Payout variable income annuity describes a deferred single premium settlement variable annuity contract issued by Pacific Life Insurance Company (“Pacific Life”) through Separate Account A of Pacific Life.

In this prospectus, you and your mean the Contract Owner. Pacific Life, we, us and our refer to Pacific Life Insurance Company. Contract means a Pacific Equity Payout contract, unless we state otherwise.

You should be aware that the Securities and Exchange Commission (“SEC”) has not approved or disapproved of the securities or passed upon the accuracy or adequacy of the disclosure in this Prospectus. Any representation to the contrary is a criminal offense.

Additional information about certain investment products, including variable annuities, has been prepared by the SEC’s staff and is available at Investor.gov.

If you are a new investor in the Contract, you may cancel your Contract within 10 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive either a full refund of the amount you paid with your application. You should review this prospectus and consult with your financial professional for additional information about the specific cancellation terms that apply.

This Contract is not available in all states. This Prospectus is not an offer in any state or jurisdiction where we are not legally permitted to offer the Contract. This Contract is subject to availability, is offered at our discretion, and may be discontinued for purchase at any time. The Contract is described in detail in this Prospectus and its SAI. A Fund is described in its Prospectus and its SAI. No one has the right to describe the Contract or a Fund any differently than they have been described in these documents.

This material is not intended to be used, nor can it be used by any taxpayer, for the purpose of avoiding U.S. federal, state or local tax penalties. Pacific Life, its distributors and their respective representatives do not provide tax, accounting or legal advice. Any taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

This Contract is not a deposit or obligation of, or guaranteed or endorsed by, any bank. It’s not federally insured by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board, or any other government agency. Investment in a Contract involves risk, including possible loss of principal.

TABLE OF CONTENTS

Special Terms	3

Important Information You Should Consider About The Contract	4

Overview Of The Contract	7

Fee Tables	8

Principal Risks of Investing in the Contract	8

Benefits Available Under the Contract	10

Buying Your Contract	10

How to Apply for Your Contract	10

Making Your Investment (“Purchase Payment”)	10

Right to cancel (“Free Look”	11

How The Purchase Payment Is Allocated	11

Investing in Variable Investment Options	11

When The Purchase Payment is Effective	12

Charges, Fees and Deductions	12

Mortality and Expense Risk Charge	12

Assignment Fee	12

Premium Taxes	12

Fund Expenses	12

Annuity Payments	13

The Measuring Life	13

Annuity Payment Start Date	13

Choosing Your Annuity Option	13

Annuity Payments	13

Death of Measuring Life	14

Pacific Life and the Separate Account	15

Federal Tax Issues	16

Taxation of Annuity Payments	16

Taxes on PLASI	16

Taxes on Pacific Life	17

Additional Information	17

Voting Rights	17

Changes to The Contract	17

Changes to All Contracts	17

Inquiries and Submitting Forms and Requests	18

Telephone and Electronic Transactions	19

Electronic Information Consent	19

Timing of Payments and Transactions	19

Confirmations, Statements and Other Reports to Contract Owners	20

Distribution Arrangements	20

Service Arrangements	21

State Considerations	21

Financial Statements	21

The General Account	21

General Information	21

Appendix: Funds Available Under the Contract	22

Where To Go For More Information	Back Cover

SPECIAL TERMS

Some of the terms we’ve used in this Prospectus may be new to you. We’ve identified them in the Prospectus by capitalizing the first letter of each word. You will find an explanation of what they mean below.

If you have any questions, please ask your financial professional or call us at (888) 728-5611.

Annuity Option – Any one of the income options available for a series of payments beginning on the Annuity Payment Start Date.

Annuity Payment Start Date (“Annuity Date”) – The date specified in your Contract, for the start of annuity payments if the Measuring Life (or Measuring Lives) is (or are) still living. If more than one payment stream is elected, there may be more than one start date.

Assumed Investment Return (AIR) – Hypothetical return percentage used as a benchmark to calculate annuity payments.

Beneficiary – A person or entity who may have a right to receive any death benefit proceeds if the Measuring Life (or surviving Measuring Life if there is more than one Measuring Life) dies.

Business Day – Any day on which the value of an amount invested in a Variable Investment Option is required to be determined, which currently includes each day that the New York Stock Exchange is open for trading, an applicable underlying Fund Portfolio is open for trading, and our administrative offices are open. The New York Stock Exchange and our administrative offices are closed on weekends and on the following holidays: New Year’s Day, Martin Luther King Jr. Day, President’s Day, Good Friday, Memorial Day, July Fourth, Labor Day, Thanksgiving Day and Christmas Day, and the Friday before New Year’s Day, July Fourth or Christmas Day if that holiday falls on a Saturday, the Monday following New Year’s Day, July Fourth or Christmas Day if that holiday falls on a Sunday, unless unusual business conditions exist, such as the ending of a monthly or yearly accounting period. An underlying Fund may be closed when other federal holidays are observed such as Columbus Day and Veterans Day. See the underlying Fund prospectus. In this Prospectus, “day” or “date” means Business Day unless otherwise specified. If any transaction or event called for under a Contract is scheduled to occur on a day that is not a Business Day, such transaction or event will be deemed to occur on the next following Business Day unless otherwise specified. Any systematic pre-authorized transaction scheduled to occur on December 30 or December 31 where that day is not a Business Day will be deemed an order for the last Business Day of the calendar year and will be calculated using the applicable Subaccount Annuity Unit Value at the close of that Business Day. Special circumstances such as leap years and months with fewer than 31 days are discussed in the SAI.

Code – The Internal Revenue Code of 1986, as amended.

Contingent Beneficiary – A person or entity, if any, selected to become the Beneficiary if the primary Beneficiary dies.

Contract Anniversary – The same date, in each subsequent year, as your Contract Date.

Contract Date – The date we issue the Contract. Contract Years, Contract Anniversaries, Contract Semi-Annual Periods, Contract Quarters and Contract Months are measured from this date.

Contract Owner, Owner, you, or your – The entity that purchases the Contract and makes the Purchase Payment. The Owner has all rights in the Contract, including the right to designate and change Beneficiaries and designate an Annuity Option. A Measuring Life is not the Owner.

Contract Year – A year that starts on the Contract Date or on a Contract Anniversary.

Fund – a fund providing underlying portfolios for the Variable Investment Options offered under the Contract.

General Account – Our General Account consists of all of our assets other than those assets allocated to Separate Account A or to any of our other separate accounts.

In Proper Form – This is the standard we apply when we determine whether an instruction is satisfactory to us. An instruction (in writing or by other means that we accept (e.g. via telephone or electronic submission)) is considered to be in proper form if it is received at our Service Center in a manner that is satisfactory to us, such that is sufficiently complete and clear so that we do not have to exercise any discretion to follow the instruction, including any information and supporting legal documentation necessary to affect the transaction. Any forms that we provide will identify any necessary supporting documentation. We may, in our sole discretion, determine whether any particular transaction request is in proper form, and we reserve the right to change or waive any in proper form requirements at any time.

Investment (“Purchase Payment”) – An amount paid to us by or on behalf of a Contract Owner as consideration for the benefits provided under the Contract.

Measuring Life – The annuity payments are based on the life of the Measuring Life (or Lives if more than one). There may be more than one Measuring Life under the Contract. The Measuring Life (or Lives if more than one) cannot be changed after the Contract Date.

Net Investment Return – The investment experience of the underlying Subaccount decreased by any Separate Account fees.

Net Purchase Payment – A Purchase Payment less the Assignment Fee, and any applicable premium taxes. This is the amount allocated to the Fund.

Payee – The person(s) or entity designated to receive annuity payments under this Contract.

Purchase Payment (“Investment”) – An amount paid as consideration for the benefits provided under the Contract.

SEC – Securities and Exchange Commission.

Separate Account A (the “Separate Account”) – A separate account of ours registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”).

Subaccount – An investment division of the Separate Account. Each Subaccount invests its assets in shares of a corresponding Fund.

Subaccount Annuity Unit – Subaccount Annuity Units (or “Annuity Units”) are used to measure variation in variable annuity payments.  The amount annuitized determines the amount of your Target Variable Annuity Payment and the number of Annuity Units credited. The value of Subaccount Annuity Units is expected to fluctuate daily, as described in the definition of Unit Value.

Subaccount Annuity Unit Value – Unit Value of the Subaccount is subject to change on any Business Day in much the same way that the value of a mutual fund share changes each day. The fluctuations in value reflect the investment results, expenses of and charges against the Fund in which the Subaccount invests its assets. Fluctuations also reflect charges against the Separate Account. Changes in Subaccount Annuity Unit Values also reflect an additional adjustment factor that adjusts Subaccount Annuity Unit Values to offset the annuity factors including the implicit assumption of an annual investment return of [0%]. Unit Value of a Subaccount Annuity Unit on any Business Day is measured as of the close of the New York Stock Exchange on that Business Day, which usually closes at 4:00 p.m., Eastern time, although it occasionally closes earlier.

Target Variable Annuity Payment – the annuity amount that would be paid if the actual Net Investment Return equals the Assumed Investment Return. If more than one payment stream is elected, there will be a separate Target Variable Annuity Payment for each payment stream.

Variable Investment Option – A Subaccount (also called a Variable Account).

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

FEES AND EXPENSES				LOCATION IN PROSPECTUS
Charges for Early Withdrawals	There are no withdrawal charges.			Fee Tables
Transaction Charges	There is a one-time Assignment Fee of $250.			Charges Fees and Deductions
Ongoing Fees and Expenses (annual charges)

The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

Charges Fees and Deductions Appendix: Funds Available Under the Contract Charges, Fees and Deductions – Mortality and Expense Risk Charge
	ANNUAL FEES	MINIMUM	MAXIMUM
	1. Base Contract	[1.00]%[1]	[1.00]%[1]
	2. Investment Options (Fund fees and expenses)	[0.16%][2]	[0.16%][2]
	3. Optional Benefits (for a single optional benefit, if elected)	0%	0%
To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year based on current charges.
	Lowest Annual Cost: $[ ]	Highest Annual Cost: $[ ]
	Assumes: • Investment of $100,000 • 5% annual appreciation • Least expensive combination of Contract	Assumes: • Investment of $100,000 • 5% annual appreciation • Most expensive combination of Contract classes, optional benefits, and Fund fees and expenses

FEES AND EXPENSES		LOCATION IN PROSPECTUS
classes and Fund fees and expenses • No optional benefits • No sales charges • No additional Purchase Payments	• No sales charges • No additional Purchase Payments

1    As a percentage of the average daily Subaccount Annuity Unit Value. This percentage includes the Mortality and Expense Risk Charge.

2 As a percentage of Fund assets.

RISKS		LOCATION IN PROSPECTUS
Risk of Loss	You can lose money by investing in the Contract, including loss of principal.	Principal Risks of Investing in the Contract
Not a Short-Term Investment

This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash before the annuity payments start or wants to take out more than the annuity payment amount.

Principal Risks of Investing in the Contract
Risks Associated with Investment Option

An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Option available under the Contract (e.g. the Fund).

The Investment Option will have its own unique risks.

You should review, working with your financial professional, the Investment Option available before making an investment decision.

Principal Risks of Investing in the Contract
Insurance Company Risks

Investment in the Contract is subject to the risks related to us, and any obligations, guarantees, or benefits are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about us, including our financial strength ratings, is available upon request by calling (888) 728-5611 or visiting our website at www.PacificLife.com.

Principal Risks of Investing in the Contract Pacific Life and Separate Account

RESTRICTIONS		LOCATION IN PROSPECTUS
Investments

Currently, one Investment Option is available for investment.

The Fund may stop accepting additional investments into the Fund or may liquidate the Fund.

We reserve the right to add, remove, close to new investment, or substitute Funds as Investment Options.

Appendix: Funds Available Under the Contract
Optional Benefits	Currently, there is one optional benefit available at no additional cost. There are no investment allocation requirements for this optional benefit.	Death of Measuring Life

TAXES		LOCATION IN PROSPECTUS
Tax Implications	Consult with a tax professional to determine the tax implications of an investment in and annuity payments received under the Contract.	Federal Tax Issues

CONFLICTS OF INTEREST		LOCATION IN PROSPECTUS
Investment Professional Compensation

Some financial professionals may receive compensation for selling this Contract to you in the form of commissions, additional payments and non-cash compensation. These financial professionals may have a financial incentive to offer or recommend this Contract over another investment that may pay less compensation.

Distribution Arrangements
Exchanges	Contract exchanges are not allowed for this Contract.

OVERVIEW OF THE CONTRACT

Purpose

The Contract is designed for providing an income stream to a claimant or an attorney (for contingency fees earned) based on the terms of a structured settlement agreement. This Contract may be appropriate for a claimant or attorney looking for an income stream that will vary depending on the performance of the underlying Investment Option. Discuss with your financial professional whether a variable annuity is appropriate for you, taking into consideration your age, income, net worth, tax status, insurance needs, financial objectives, investment goals, liquidity needs, time horizon, risk tolerance and other relevant information. Together you can decide if a variable annuity is right for you.

Phases of the Contract

This Contract is an income variable annuity and has only one phase, the annuitization (“income”) phase. The income phase starts immediately and you can elect a stream of income payments over a fixed period or for life. This Contract only provides variable payments. The payment amount will vary based on the performance of the underlying Fund.

More information about the Fund is provided in an appendix. See Appendix: Funds Available Under the Contract.

Contract Features

Accessing your Money. No withdrawals are allowed under this Contract. This Contract is annuitized immediately and an income stream will be provided on the Annuity Payment Start Date selected by the Owner.

Tax Treatment. Annuity payments to a claimant under this Contract are tax-free. If the Contract is purchased to pay attorney contingency fees, income taxes are deferred and are due when the variable annuity payments are made.

Death of Measuring Life. The Contract does not provide a death benefit. However, if the Measuring Life (or surviving Measuring Life if joint) dies before all guaranteed annuity payments due have been made, such payments will continue to be paid to the Beneficiary.

Optional Benefit. This Contract offers an optional benefit called the [Beneficiary Payout Option], at no additional cost.  This benefit allows a Beneficiary to receive a lump sum payment in lieu of receiving any remaining guaranteed annuity payments. See BENEFITS AVAILABLE UNDER THE CONTRACT and DEATH OF MEASURING LIFE – [Beneficiary Payout Option] for additional information.

FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering or making withdrawals from, the Contract. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

The first table describes the fees and expenses that you will pay at the time that you surrender or make withdrawals from the Contract. State premium taxes may also be deducted.

Transaction Expenses

Assignment Fee	[$250]

The next table describes the fees and expenses that you will pay each year during the time that you own the Contract (not including Fund fees and expenses).

Annual Contract Expenses

Base Contract Expenses (as a percentage of average daily Subaccount Annuity Unit Value)	[1.00]%

The next item shows the minimum and maximum total operating expenses charged by the Fund that you may pay periodically during the time that you own the Contract. A complete list of Funds available under the Contract, including their annual expenses, may be found in the back of this document.

Annual Fund Expenses

	Minimum	Maximum
Expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses.	[0.16%]	[0.16%]

Examples

The Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, annual Contract expenses, and annual Fund expenses. The example assumes that you invest $100,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and includes annual Fund expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Maximum	$***	$***	$***	$***

PRINCIPAL RISKS OF INVESTING IN THE CONTRACT

Risk of Loss

You can lose money by investing in this Contract, including loss of principal. The Contract is not a deposit or obligation of, or guaranteed or endorsed by, any bank. It is not federally insured by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board, or any other government agency.

Unsuitable as Short-Term Savings Vehicle

This Contract is not a short-term investment and is not appropriate if you need ready access to cash before the annuity payments start or want to take out more than the annuity payment amount. Discuss with your financial professional whether a structured settlement variable annuity and the underlying Investment Option are appropriate for you, taking into consideration your age, income, net worth, tax status, insurance needs, financial objectives, investment goals, liquidity needs, time horizon, risk tolerance and other relevant information. Together you can decide if a variable annuity is right for you. We are a variable annuity provider. We are not a fiduciary and therefore do not give advice or make recommendations regarding insurance or investment products.

Withdrawal Risks

This Contract may not be the right one for you if you need to withdraw money for short-term needs, because withdrawals are not available under this Contract.

Risks Associated with Variable Investment Options

You should consider the Contract’s investment and income benefits, as well as its costs. Your investment is subject to the risk of poor investment performance and can vary depending on the performance of the underlying Investment Option. The Investment Option will have its own unique risks. The value of the Investment Option will fluctuate with the value of the investments it holds, and returns are not guaranteed. You can lose money by investing in the Contract, including loss of principal. You bear the investment risk. You should read the Fund prospectus carefully before investing. You can obtain a Fund prospectus by contacting your financial professional or by visiting www.PacificLife.com. No assurance can be given that a Fund will achieve its investment objectives.

Insurance Company Risks

Investment in the Contract is subject to the risks related to us, and any obligations, guarantees, or benefits are backed by our claims paying ability and financial strength. You must look to our strength with regard to such guarantees. Your financial professional’s firm is not responsible for any Contract guarantees.

Tax Consequences

Contracts issued pursuant to Code Section 104 (a)(2) (Compensation for injuries or sickness) exclude from gross income any amounts received by a claimant as damages on account of personal physical injuries or physical sickness. This exclusion applies whether the amounts are paid in a lump sum or as periodic payments. If a Contract is purchased to provide an income stream to an attorney for contingency fees earned, the taxation of the fees may be deferred until the attorney receives the payments. We take no responsibility, however, for determining the taxation of your particular arrangement. Work with your tax advisor prior to purchasing this Contract.

Cybersecurity and Business Continuity Risks

Our business is highly dependent upon the effective operation of our computer systems and those of our business partners. As a result, our business is potentially susceptible to operational and information security risks associated with the technologies, processes and practices designed to protect networks, systems, computers, programs and data from attack, damage or unauthorized access. These risks include, among other things, the theft, loss, misuse, corruption and destruction of data maintained online or digitally, denial of service on websites and other operational disruption, and unauthorized release of confidential customer information. Cyber-attacks affecting us, any third-party administrator, the underlying Funds, intermediaries, and other affiliated or third-party service providers may adversely affect us and your Subaccount Annuity Unit Value. For instance, cyber-attacks may interfere with contract transaction processing, including the processing of orders from our website or with the underlying Funds; impact our ability to calculate Subaccount Annuity Unit Values or an underlying Fund to calculate a net asset value; cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage. Cybersecurity risks may also impact the issuers of securities in which the underlying Fund invest, which may cause the Fund underlying your Contract to lose value. The constant change in technologies and increased sophistication and activities of hackers and others, continue to pose new and significant cybersecurity threats. While measures have been developed that are designed to reduce cybersecurity risks, there can be no guarantee or assurance that we, the underlying Fund, or our service providers will not suffer losses affecting your Contract due to cyber-attacks or information security breaches in the future.

We are also exposed to risks related to natural and man-made disasters or other events, including (but not limited to) earthquakes, fires, floods, storms, epidemics and pandemics (such as COVID-19), terrorist acts, civil unrest, malicious acts and/or other events that could adversely affect our ability to conduct business. The risks from such events are common to all insurers. To mitigate such risks, we have business continuity plans in place that include remote workforces, remote system and telecommunication accessibility, and other plans to ensure availability of critical resources and business continuity during an event. Such events can also have an adverse impact on financial markets, U.S. and global economies, service providers, and Fund performance for the portfolios available through your Contract. There can be no assurance that we, the Funds, or our service providers will avoid such adverse impacts due to such events and some events may be beyond control and cannot be fully mitigated or foreseen.

BENEFITS AVAILABLE UNDER THE CONTRACT

The following table summarizes information about the benefit available under the Contract.

Standard Benefits (No Additional Charge)
Name of Benefit	Purpose	Maximum Annual Fee	Brief Description of Restrictions/Limitations
[Beneficiary Payout Option]	This benefit focuses on providing a lump sum payment if the Measuring Life (or surviving Measuring Life if joint) dies before all guaranteed annuity payments have been made.	No Charge	• Must be elected at Contract purchase. • Only available for the following Annuity Options: Period Certain, Life with Period Certain, Joint Life with Period Certain, or the Lump Sum option.

BUYING YOUR CONTRACT

How to Apply for Your Contract

To purchase a Contract, provide any applicable documentation and submit it along with the Purchase Payment to Pacific Life Insurance Company at P.O. Box 84307, Lincoln, Nebraska 68501-4307. If your Purchase Payment and applicable documentation are complete when received, or once they have become complete, we will issue the Contract within 2 Business Days. If some information or documentation is missing, we may delay issuing the Contract while we obtain the missing information and/or documentation. However, we will not hold the Purchase Payment for more than 5 Business Days without the Owner’s permission. In any case, we will not hold the Purchase Payment after 20 Business Days.

We reserve the right to reject any Purchase Payment or any applicable documentation for any reason, subject to any applicable nondiscrimination laws and to our own standards and guidelines. You may have to provide us with a valid U.S. tax identification number for federal, state, and local tax reporting purposes before the Contract is issued.

The maximum age of a Measuring Life for which a Contract will be issued is 80. The Measuring Life’s age is calculated as of his or her last birthday. If any Measuring Life named in the Contract application dies and we are notified of the death before we issue the Contract, then we will return the amount we received. If we issue the Contract and are subsequently notified after issuance that the death occurred prior to issue, then the Contract application and/or any Contract issued will be deemed cancelled and a refund will be issued. The refund amount will be the Net Purchase Payment based upon the next determined Subaccount Annuity Unit Value after we receive proof of death, In Proper Form, of the Measuring Life, plus a refund of any amount used to pay premium taxes and/or any other taxes, the Assignment Fee, and the sale charge.

Making Your Investment (“Purchase Payment”)

Making Your Purchase Payment

The Purchase Payment must be at least $25,000. Any Purchase Payment above $1,500,000 will require Pacific Life’s consent prior to purchase.

Forms of Purchase Payment

The Purchase Payment may be sent by bank check or by wire transfer. The Purchase Payment must be made in a form acceptable to us before we can process it. Acceptable forms of Purchase Payment are:

•    checks from an insurer or defendant (includes checks originating from outside the U.S. as long as it is in U.S. Dollars),

•    third party payments (including an insurer’s or defendant’s third-party administrator) when there is a clear connection to the underlying transaction, and

•    wire transfers that originate in U.S. banks.

We will not accept a Purchase Payment in the following forms:

•    cash,

•    credit cards or checks drawn against a credit card account,

•    personal checks,

•    starter checks,

•    home equity checks,

•    eChecks,

•    cashier’s checks, money orders, or traveler’s checks (includes both non-U.S.  and U.S. banks),

•    third party payments if there is not a clear connection of the third-party to the underlying transaction.

All unacceptable forms of a Purchase Payment will be returned. We reserve the right to reject or accept any form of payment. Any unacceptable Purchase Payment inadvertently invested may be returned and the amount returned may be more or less than the amount submitted. If a Purchase Payment is made by check, we may hold the check and the payment of any refund during the “Right to Cancel” period may be delayed until we receive confirmation in our Service Center that the check has cleared. In general, a delay of the payment of any refund during the check hold period will not exceed ten Business Days after we receive your withdrawal or “Right to Cancel” request In Proper Form. We will calculate the value of your proceeds as of the end of the Business Day we received your withdrawal or “Right to Cancel” request In Proper Form.

Right to Cancel (“Free Look”)

You may return your Contract for cancellation and a refund during your Free Look period. Your Free Look period is usually the 10-calendar day period beginning on the calendar day you receive your Contract, but may vary if required by state law. The amount of your refund is the Purchase Payment you have made. If a Purchase Payment is made by check, we may hold the check and the payment of any refund during the “Right to Cancel” period may be delayed until we receive confirmation in our Service Center that the check has cleared. If you return your Contract and provide cancellation instructions and it is post-marked during the Free Look period, it will be cancelled as of the date we receive your Contract and cancellation instructions In Proper Form.

You will find a complete description of the Free Look period and amount to be refunded that applies to your Contract on the Contract’s cover page.

HOW THE PURCHASE PAYMENT IS ALLOCATED

Investing in the Variable Investment Option

When the Purchase Payment is submitted, the Contract is credited with a number of “Subaccount Annuity Units”. The number of Subaccount Annuity Units credited is based on the Target Variable Annuity Payment amount, divided by the “Annuity Unit Value” at Contract issue.

Example: $1,000 Target Annuity Payment Amount is determined at Contract issue. At the end of the Business Day on which the allocation is effective, the value of one Subaccount Annuity Unit is $20. As a result, 50 Subaccount Annuity Units are credited to determine each variable annuity payment for that payment stream ($1,000 / $20 = 50).

The Subaccount Annuity Unit Value Will Change

After we credit the Contract with Subaccount Annuity Units, the value of those Units will usually fluctuate.  Fluctuations in Subaccount Annuity Unit Value will not change the number of Units credited to the Contract. Subaccount Annuity Unit Values will vary in accordance with the investment performance of the corresponding Fund. For example, the value of Annuity Units in Subaccount A will change to reflect the performance of the corresponding Fund (including that Fund’s investment income, its capital gains and losses, and its expenses). Subaccount Annuity Unit Values are also adjusted to reflect the Risk Charge imposed on the Separate Account and the Assumed Investment Return.

We calculate the value of all Subaccount Annuity Units on each Business Day.

Calculating Subaccount Annuity Unit Values

We calculate the Unit Value of the Subaccount Annity Units in the Variable Investment Option at the close of the New York Stock Exchange which usually closes at 4:00 p.m. Eastern Time on each Business Day. At the end of each Business Day, the Annuity Unit Value for a Subaccount is equal to (A x B) x C, where:

(A) – is the Subaccount’s Annuity Unit Value for that Subaccount as of the end of the prior Business Day;

(B) – is the Net Investment Factor for that Subaccount for that valuation period; and

(C) – is an interest factor to offset the effect of the Assumed Investment Return which is built into the annuity options tables. The assumed investment return is explained in more detail in the SAI under THE CONTRACTS – Variable Annuity Payment Amounts.

The “Net Investment Factor” for a Subaccount for any valuation period is equal to:

(X ÷ Y) - Z

where                (X) = the “per share value of the assets” of that Subaccount as of the end of that valuation period, which is equal to: a + b + c

(a) = the net asset value per share of the corresponding Portfolio shares held by that Subaccount as of the end of that valuation period;

(b) = the per share amount of any dividend or capital gain distributions made by each Fund for that Portfolio during that valuation period; and

(c) = any per share charge (a negative number) or credit (a positive number) for any income taxes and/or any other taxes or other amounts set aside during that valuation period as a reserve for any income and/or any other taxes which we determine to have resulted from the operations of the Subaccount or Contract, and/or any taxes attributable, directly or indirectly, to Purchase Payments;

(Y) = the net asset value per share of the corresponding Portfolio shares held by the Subaccount as of the end of the preceding valuation period; and

(Z) = a factor that assesses the Risk Charge against the Subaccount net assets for each calendar day in the valuation period (see CHARGES, FEES AND DEDUCTIONS).

When The Purchase Payment is Effective

The Purchase Payment is effective on the Business Day we issue the Contract. The day the Purchase Payment is effective determines the Unit Value at which Subaccount Annuity Units are attributed to the Contract. That Unit Value is the value of the Subaccount Units next calculated after the transaction is effective. Your Subaccount Annuity Unit Value begins to reflect the investment performance results on the day after your transaction is effective.

CHARGES, FEES AND DEDUCTIONS

Mortality and Expense Risk Charge

We assess a charge against the assets of the Subaccount to compensate for certain mortality and expense risks that we assume under the Contract (the “Risk Charge”). The risk that a Measuring Life (or Measuring Lives) will live longer (and therefore receive more annuity payments) than we predict through our actuarial calculations at the time the Contract is issued is “mortality risk.” The risk that the expense charges and fees under the Contract and Separate Account are less than our actual administrative and operating expenses is called “expense risk.”

This Risk Charge is assessed daily at an annual rate equal to [1.00]% of each Subaccount’s assets. The annual rate percentage is guaranteed not to increase after the Contract Date.

We will realize a gain if the Risk Charge exceeds our actual cost of expenses and benefits, and will suffer a loss if such actual costs exceed the Risk Charge. Any gain will become part of our General Account. We may use it for any reason, including covering sales expenses on the Contracts.

Assignment Fee

The $250 one-time fee is charged at Contract issue and compensates us for processing the Contract assignment to the Owner, Pacific Life & Annuity Services, Inc. This fee is deducted from the Purchase Payment before it is allocated to the Investment Option.

Premium Taxes

Depending on your state of residence (among other factors), a tax may be imposed on your Purchase Payments (“premium tax”) at the time your Purchase Payment is made. Tax rates ranging from 0% to 3.5% are currently in effect, but may change in the future. Premium tax is charged according to the rate determined by your state of residence at the time of annuitization. Premium tax is subject to state requirements. Some local jurisdictions also impose a tax.

If we pay any premium taxes attributable to the Purchase Payment, the taxes are deducted from the Premium Payment. For these purposes, “premium taxes” include any state or local premium or retaliatory taxes and any federal, state or local income, excise, business or any other type of tax (or component thereof) measured by or based upon, directly or indirectly, the amount of Purchase Payment received.

We may also charge the Separate Account for taxes attributable to the Separate Account or the Contract, including income taxes attributable to the Separate Account or to our operations with respect to the Contract, or taxes attributable, directly or indirectly, to the Purchase Payment. See HOW YOUR PURCHASE PAYMENTS ARE ALLOCATED – Investing in Variable Investment Options – Calculating Subaccount Unit Values to see how such charges are deducted from the Separate Account. Currently, we do not impose any such charges.

Fund Expenses

The Subaccount Annuity Unit Value reflects advisory fees, any service and distribution (12b-1) fees, and other expenses incurred by the Fund, net of any applicable Fund reductions and/or reimbursements. These fees and expenses may vary. The Fund is governed by its own Board of Trustees, and the Contract does not fix or specify the level of expenses of any Fund. A Fund’s fees and expenses are described in detail in the applicable Fund Prospectus and SAI.

ANNUITY PAYMENTS

When the Contract application is submitted, you must choose a sole Measuring Life (or Joint Measuring Lives), the Annuity Payment Start Date, the Annuity Option(s), and the annuity payment frequency.

The Measuring Life

No Measuring Life may be named upon or after reaching his or her 80th birthday. The Measuring Life (or Lives) cannot be changed once the Contract is issued. We reserve the right to require proof of age and gender of the Measuring Life (or Lives).

Annuity Payment Start Date

You must choose the Annuity Payment Start Date when you submit the Contract application. We will send the annuity payments to the Payee that you designate. The Annuity Payment Start Date must be no later than twenty (20) years after the Contract Date. Multiple annuity payment streams may be elected. If multiple annuity payments streams are elected, each stream will have its own Annuity Payment Start Date.

Choosing Your Annuity Option

You may make two basic decisions about the annuity payments. First, you choose the form of annuity payments (see Annuity Options below). Second, you decide how often you want annuity payments to be made (the “frequency” of the payments). You may not change these selections after the Contract Date.

Annuity Options

Six Annuity Options are currently available under the Contract, although additional options may become available in the future. All are variable payment options. Periodic payment amounts will differ based on the Annuity Option selected. Generally, the longer the possible payment period, the lower the Target Variable Annuity Payment amount.

1.         Life Only. Periodic payments are made to the designated Payee during the Measuring Life’s lifetime. Annuity payments stop when the Measuring Life dies.

2.         Life with Period Certain. Periodic payments are made to the designated Payee during the Measuring Life’s lifetime, with payments guaranteed for a specified period. You may choose to have payments guaranteed for a partial year (e.g. for 5 years and 7 months). The specified period (the period certain plus any deferred payment period) cannot exceed 50 years as measured from the Contract Date. If the Measuring Life dies before the end of the specified period, any remaining payments will be paid as described under the DEATH OF MEASURING LIFE section below.

3.         Joint and Survivor Life. Periodic payments are made to the designated Payee during the lifetime of the primary Measuring Life. After the death of the primary Measuring Life, periodic payments will continue to be made during the lifetime of the surviving Measuring Life named at Contract issue. Annuity payments stop when the surviving Measuring Life dies.

4.         Joint Life with Period Certain. Periodic payments are made to the designated Payee during the primary Measuring Life’s lifetime, with payments guaranteed for a specified period. After the death of the primary Measuring Life, periodic payments will continue to be made during the lifetime of the surviving Measuring Life named in the application or until the end of the period certain period, whichever is later. You may choose to have payments guaranteed for a partial year (e.g. for 5 years and 7 months). The specified period (the period certain plus any deferred payment period) cannot exceed 50 years as measured from the Contract Date. If the surviving Measuring Life dies before the end of the specified period, any remaining payments will be paid as described under the DEATH OF MEASURING LIFE section below.

5.         Period Certain Only. Periodic payments are made to the designated Payee, guaranteed for a specified period. You may choose to have payments guaranteed for a partial year (e.g. for 5 years and 7 months). The specified period (the period certain plus any deferred payment period) cannot exceed 50 years as measured from the Contract Date. If the Measuring Life dies before the end of the specified period, any remaining payments will be paid as described under the DEATH OF THE MEASURING LIFE section below.

6.         Lump Sum. Lump sum payments are made to the designated Payee on specified dates elected at Contract issue. If this is the only Annuity Option elected, a minimum of two specified dates must be elected and each payment must be at least one month apart. The specified dates selected must occur within 50 years of the Contract Date. If the Measuring Life dies before the lump sum payments are completed, any remaining lump sum payments will be paid as described under the DEATH OF THE MEASURING LIFE section below.

Annuity Payments

Variable Payment

The amount of the periodic annuity payments will vary with the investment results of the Variable Investment Option.

Frequency of Payments

You may choose to have annuity payments made monthly, quarterly, semi-annually, or annually. The variable payment amount will be determined in each period on the date corresponding to your Annuity Payment Start Date, and payment will be made on the next Business Day.

The Target Variable Annuity payment must be at least $100. Depending on the amount annuitized, this requirement may limit your options regarding the period and/or frequency of annuity payments.

Amount of the Target Variable Annuity Payment

The Target Variable Annuity Payment under the Contract will be determined based on the variable annuity factors (e.g. age, sex, and Assumed Investment Return) and the Net Purchase Payment amount for the income stream on the Contract Date. This amount will also vary depending on the Annuity Option, annuity period, and/or payment frequency selected. This amount will be larger in the case of shorter Period Certain annuities and smaller for longer Period Certain annuities. Similarly, this amount will be greater for a Life Only annuity than for a Joint and Survivor Life annuity, because we will expect to make payments for a shorter period of time on a Life Only annuity. If you do not choose the Period Certain Only option, this amount will also vary depending on the age of the Measuring Life (or Measuring Lives if joint) on the Annuity Payment Start Date and, for some Contracts in some states, the sex of the Measuring Life (or Lives).

A higher Assumed Investment Return would mean a larger Target Variable Annuity Payment and a lower Assumed Investment Return would mean a lower Target Variable Annuity Payment. However, the first and subsequent payments would increase only when actual net investment performance exceeds the assumed rate and would fall when actual net investment performance is less than the assumed rate. If the actual net investment performance is a constant [0%] annually, variable annuity payments will be level. The Assumed Investment Return is explained in more detail in the SAI under THE CONTRACTS – Variable Annuity Payment Amounts.

Subaccount Annuity Units

We divide the amount of the Target Variable Annuity Payment referenced above by the value of one Subaccount Annuity Unit (the “Subaccount Annuity Unit Value”) as of the end of the Business Day when the Contract was issued to obtain the number of Subaccount Annuity Units. The number of Subaccount Annuity Units used to calculate the first payment and subsequent payments under your Contract will not change, but the value of those Subaccount Annuity Units will change daily, as described below.

The First and Subsequent Variable Payments

The amount of the first payment and each subsequent variable annuity payment will be the number of Subaccount Annuity Units multiplied by the Subaccount Annuity Unit Value at the end of the Business Day in each payment period you elected that corresponds to the scheduled payment date. The first payment and any subsequent payments may be more or less than the Target Variable Annuity Payment.

The Subaccount Annuity Unit Value, changes each day to reflect the net investment results of the underlying investment vehicle, as well as the assessment of the Risk Charge at an annual rate of [1.00]%.  In addition, the calculation of Subaccount Annuity Unit Value incorporates the Assumed Investment Return and this additional factor adjusts Subaccount Annuity Unit Values to correct for the implicit assumed annual investment return on amounts applied but not yet used to furnish annuity benefits. The Assumed Investment Return is explained in more detail in the SAI under THE CONTRACTS – Variable Annuity Payment Amounts.

Variable Annuity Payment Minimum

Once the Target Variable Annuity Payment amount is determined, we guarantee that every variable payment thereafter will be at least 10% of the Target Variable Annuity Payment amount. This guarantee applies to any Annuity Option selected.

Example. The Owner selects a Life Only Annuity Option with monthly payments to begin one month after the Contract Date.  The Target Variable Annuity Payment amount determined is $2,000 per month.  Payments will fluctuate up and down each month based on Subaccount performance.  We guarantee that the variable annuity payment will not go below $200, which is 10% of the Target Variable Annuity Payment of $2,000 per month ($2,000 x 10% = $200). If the calculated variable annuity payment for a particular month was below $200 (for example $180), we would pay $200 for that monthly payment.

DEATH OF MEASURING LIFE

If a Measuring Life dies, any remaining annuity payments due under the Annuity Option selected, will be paid to the first among the following who is (1) living; or (2) an entity designated to receive the payments, in the following order:

•    the surviving Measuring Life,

•    the Beneficiary,

•    the Contingent Beneficiary, or

•    the Measuring Life’s estate.

Beneficiary

The Measuring Life may designate a Beneficiary that will receive any remaining annuity payments according to the payment order referenced above. The Measuring Life may designate multiple Beneficiaries who will share any remaining annuity payments. If any Beneficiary dies before the Measuring Life, that Beneficiary’s portion will go to the other named Beneficiaries, according to their respective interests, unless otherwise instructed by the Measuring Life prior to death. If the Beneficiary is a trust, we will neither be responsible for verifying a trustee’s right to receive any remaining annuity payments nor how such payments are used. If we receive notice, In Proper Form, that the trust is not in effect, then any remaining annuity payments will be paid to the Contingent Beneficiary if living or if not, to the Measuring Life’s estate. See ADDITIONAL INFORMATION – Changes to Your Contract – Beneficiaries for information on Beneficiary changes prior to the death of the Measuring Life.

[Beneficiary Payout Option]

This optional benefit focuses on providing an optional lump sum payment if a Measuring Life (or the surviving Measuring Life if joint) dies before all guaranteed annuity payments due have been made. The Owner must elect this optional benefit in the Contract application and the benefit cannot be added after the Contract Date. There is no additional cost for this benefit.

This optional benefit can be added to the Contract if one of the following Annuity Options were elected at Contract issue:

•    Period Certain Only,

•    Single Life with Period Certain,

•    Joint Life with Period Certain, or

•    Lump Sum.

How the Option Works

If a Measuring Life (or the surviving Measuring Life) dies before all guaranteed annuity payments have been made, we will pay a lump sum payment of the present value of any remaining annuity payments. The present value payment is determined by multiplying the total Subaccount Annuity Units by the Annuity Unit Value next computed after we receive the benefit exercise request. The payment amount is then discounted at the Assumed Investment Return from each future Annuity payment date that falls within the guaranteed period. The sum of these discounted remaining variable payment amounts is the present value of remaining guaranteed variable payments.

PACIFIC LIFE AND THE SEPARATE ACCOUNT

Pacific Life

Pacific Life Insurance Company is a life insurance company domiciled in Nebraska. Along with our subsidiaries and affiliates, our operations include life insurance, annuity, mutual funds, broker-dealer operations, and investment advisory services.

Our executive office is located at 700 Newport Center Drive, Newport Beach, California 92660.

Our subsidiary, Pacific Select Distributors, LLC (PSD) serves as the principal underwriter (distributor) for the Contracts. PSD is located at 700 Newport Center Drive, Newport Beach, California 92660. We and PSD enter into selling agreements with broker-dealers whose financial professionals are authorized by state insurance departments to sell the Contracts.

We may provide you with reports of our ratings both as an insurance company and as to our claims-paying ability with respect to our General Account assets.

Separate Account A

Separate Account A is a separate account of ours, and is registered with the SEC under the Investment Company Act of 1940 (the “1940 Act”), as a type of investment company called a “unit investment trust.” We established the Separate Account under the laws of the state of California. The Separate Account is maintained under the laws of the state of Nebraska.

Obligations arising under your Contract are our general corporate obligations. We are also the legal owner of the assets in the Separate Account. Income, gains, and losses credited to, or charged against, the Separate Account reflect the Separate Account’s own investment experience and not the investment experience of our other assets. The assets of the Separate Account may not be used to pay any liabilities of ours other than those arising from the Contracts. We are obligated to pay all amounts promised to investors under the Contracts.

We may invest money in the Separate Account in order to commence its operations and for other purposes, but not to support contracts other than variable annuity contracts. A portion of the Separate Account’s assets may include accumulations of charges we make against the Separate Account and investment results of assets so accumulated. These additional assets are ours and we may transfer them to our General Account at any time; however, before making any such transfer, we will consider any possible adverse impact the transfer might have on the Separate Account. Subject to applicable law, we reserve the right to transfer our assets in the Separate Account to our General Account.

Information regarding the Fund available through the Separate Account, including the Fund name, investment objective, the investment adviser and any sub-adviser, current expenses, and performance is available in an appendix to this Prospectus. See the APPENDIX: FUNDS AVAILABLE UNDER THE CONTRACT. Each Fund has issued a prospectus that contains more detailed information about each Fund, and may be found at [website] or by calling [PL phone number].

FEDERAL TAX ISSUES

The following summary of federal income tax issues is based on our understanding of current tax laws and regulations, which may be changed by legislative, judicial or administrative action. The summary is general in nature and is not intended as tax advice. Moreover, it does not consider any applicable foreign, state or local tax laws. We do not make any guarantee regarding the tax status, federal, foreign, state or local, of any Contract or any transaction involving the Contracts. Accordingly, you should consult a qualified tax advisor for complete information and advice before purchasing a Contract. Additional tax information is included in the SAI. We reserve the right to amend this Contract without the Owner’s consent to reflect any clarifications that may be needed or are appropriate to maintain its tax qualification or to conform this Contract to any applicable changes in the tax qualification requirements.

Diversification Requirements and Investor Control

Section 817(h) of the Code provides that the investments underlying a variable annuity must satisfy certain diversification requirements in order for the contract to be treated as an annuity contract and qualify for tax deferral. We believe the underlying Variable Investment Option for the contract meet these requirements. Details on these diversification requirements appear in the Fund SAIs.

In addition, for a variable annuity contract to qualify for tax deferral, assets in the separate accounts supporting the contract must be considered to be owned by the insurance company and not by the contract owner. Under current U.S. tax law, if a contract owner has excessive control over the investments made by a separate account, or the underlying fund, the contract owner will be taxed currently on income and gains from the account or fund. In other words, in such a case of investor control the contract owner would not derive the tax benefits normally associated with variable annuities. For more information regarding investor control, please refer to the contract SAI.

Taxation of Annuity Payments

Section 104(a)(2) of the Code excludes from gross income any amounts received as damages, other than punitive damages, on account of personal physical injuries, or physical sickness as part of a settlement or by suit. This applies to payments received in a lump sum or as periodic payments. Section 104(a)(1) of the Code excludes from gross income amounts received under workmen’s compensation acts as compensation for personal injuries or sickness. Neither we, nor any affiliate or subsidiary make any warranties, or guarantees as to the tax consequences of any decision made by the parties to any settlement agreement or workmen’s compensation claim, including the taxation of the payments received from the Contract as we are not a party to such arrangement.

Pursuant to Section 130 of the Code, the parties to any settlement agreement or workmen’s compensation claim may agree to assign the obligation to make the periodic payments to an assignment company, such as Pacific Life and Annuity Services, Inc. (PLASI).  PLASI will purchase the Contract to satisfy its obligation to make the periodic payments. The assignment of the obligation to make the periodic payments will be considered a “qualified assignment” if the following requirements are met:

•    PLASI assumes the liability to make the periodic payments from a party to the suit or settlement, or the workmen’s compensation claim;

•    The periodic payments are fixed and determinable as to the amount and time of the payments;

•    The periodic payments cannot be accelerated, deferred, increased, or decreased by the recipient of the payments;

•    PLASI’s obligation to make the payments is no greater than the obligation of the party who assigned the liability; and

•    The periodic payments are excludable from gross income under Section 104(a)(1) or (2) of the Code.

Taxes on PLASI

Any amount received by PLASI for the qualified assignment, shall not be included in gross income to the extent the amount received does not exceed the aggregate cost of any “qualified funding asset,” as defined in Section 130(d) of the Code.

The Contract shall be considered a “qualified funding asset” if the following requirements are met:

•                                          The Contract is used by PLASI to fund periodic payments under the qualified assignment;

•    The periodic payments under the Contract are reasonably related to, and do not exceed, the periodic payments under the qualified assignment;

•    The Contract is designated by PLASI as being taken into account under Section 130 of the Code with respect to the qualified assignment; and

•    The Contract is purchased by PLASI within 60 days either before or after the date of the qualified assignment.

Taxes on Pacific Life

Although the Separate Account is registered as an investment company, it is not a separate taxpayer for purposes of the Code. The earnings of the Separate Account are taxed as part of our operations. No charge is made against the Separate Account for our federal income taxes (excluding the charge for premium taxes), but we will review, periodically, the question of charges to the Separate Account or your Contract for such taxes. Such a charge may be made in future years for any federal income taxes that would be attributable to the Separate Account or to our operations with respect to your Contract, or attributable, directly or indirectly, to investments in your Contract.

Under current law, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and they are not charged against the Contract or the Separate Account. If there is a material change in applicable state or local tax laws, the imposition of any such taxes upon us that are attributable to the Separate Account or to our operations with respect to your Contract may result in a corresponding charge against the Separate Account or your Contract.

Given the uncertainty of future changes in applicable federal, state or local tax laws, we cannot appropriately describe the effect a tax law change may have on taxes that would be attributable to the Separate Account or your Contract.

ADDITIONAL INFORMATION

Voting Rights

We are the legal owner of the shares of the Portfolios held by the Subaccounts. We may vote on any matter voted on at shareholders’ meetings of the Funds. However, our current interpretation of applicable law requires us to vote the number of shares attributable to your Subaccount Annuity Unit Value (your “voting interest”) in accordance with your directions.

We will pass proxy materials on to you so that you have an opportunity to give us voting instructions for your voting interest. You may provide your instructions by proxy or in person at the shareholders’ meeting. If there are shares of a Fund held by a Subaccount for which we do not receive timely voting instructions, we will vote those shares in the same proportion as all other shares of that Fund held by that Subaccount for which we have received timely voting instructions. If we do not receive any voting instructions for the shares in a Separate Account, we will vote the shares in that Separate Account in the same proportion as the total votes for all of our separate accounts for which we’ve received timely instructions. If we hold shares of a Fund in our General Account, we will vote such shares in the same proportion as the total votes cast for all of our separate accounts, including Separate Account A. We will vote shares of any Fund held by our non-insurance affiliates in the same proportion as the total votes for all separate accounts of ours and our insurance affiliates. As a result of proportional voting, the votes cast by a small number of Contract Owners may determine the outcome of a vote. We may elect, in the future, to vote shares of the Fund held in Separate Account A in our own right if we are permitted to do so through a change in applicable federal securities laws or regulations, or in their interpretation.

Changes to The Contract

Measuring Life or Measuring Lives

Once the Contract is issued, the Measuring Life (or Lives if two are elected) cannot be changed.

Beneficiaries

The Beneficiary is the person(s) or entity who may receive any remaining annuity payments under the Contract when the Measuring Life (or surviving Measuring Life) dies. See the DEATH OF MEASURING LIFE section for additional information. The Measuring Life may change or remove a Beneficiary or add Beneficiaries, subject to the terms of any assignment, at any time prior to the death of the Measuring Life. Any change or addition will generally take effect only when we receive all necessary documents, In Proper Form, and we record the change or addition. Any change or addition will not affect any payment made or any other action taken by us before the change or addition was received and recorded. Under our administrative procedures, a signature guarantee and/or other verification of identity or authenticity may be required when processing a claim payable to a Beneficiary.

Changes to All Contracts

If, in the judgment of our management, continued investment by Separate Account A in one or more of the Funds becomes unsuitable or unavailable, we may seek to alter the Variable Investment Options available under the Contracts. We do not expect that a Fund will become unsuitable, but unsuitability issues could arise due to changes in investment policies, market conditions, tax laws, or due to marketing or other reasons.

Alterations of Variable Investment Options may take differing forms. We reserve the right to substitute shares of any Fund that were already purchased under any Contract (or shares that were to be purchased in the future under a Contract) with shares of another Fund, shares of another investment company or series of another investment company, or another investment vehicle. Required approvals of the SEC and applicable state insurance regulators will be obtained before any such substitutions are affected, and you will be notified of any planned substitution.

We may add new Subaccounts to Separate Account A and any new Subaccounts may invest in a Fund or in other investment vehicles. Availability of any new Subaccounts to existing Contract Owners will be determined at our discretion. We will notify you, and will comply with the filing or other procedures established by applicable state insurance regulators, as applicable. We also reserve the right, after receiving any required regulatory approvals, to do any of the following:

•    cease offering any Subaccount;

•    add or change designated investment companies or their portfolios, or other investment vehicles;

•    add, delete or make substitutions for the securities and other assets that are held or purchased by the Separate Account or any Subaccount;

•    permit conversion or exchanges between portfolios and/or classes of contracts based on the Owners’ requests;

•    add, remove or combine Subaccounts;

•    combine the assets of any Subaccount with any other of our separate accounts or of any of our affiliates;

•    register or deregister Separate Account A or any Subaccount under the 1940 Act;

•    operate any Subaccount as a managed investment company under the 1940 Act, or any other form permitted by law;

•    run any Subaccount under the direction of a committee, board, or other group;

•    restrict or eliminate any voting rights of Owners with respect to any Subaccount or other persons who have voting rights as to any Subaccount;

•    make any changes required by the 1940 Act or other federal securities laws;

•    make any changes necessary to maintain the status of the Contracts as annuities under the Code;

•    make other changes required under federal or state law relating to annuities;

•    suspend or discontinue sale of the Contracts; and

•    comply with applicable law.

Inquiries and Submitting Forms and Requests

You may reach our service representatives at (888) 728-5611 between the hours of 6:00 a.m. and 5:00 p.m., Pacific time on any Business Day.

Please send your forms and written requests or questions to our Service Center:

Pacific Life Insurance Company

[P.O. Box 84307]

[Lincoln, Nebraska 68501-4307]

If you are submitting a Purchase Payment or other payment by mail, please send it, along with your application if you are submitting one, to our Service Center at the following address:

Pacific Life Insurance Company

[P.O. Box 2290]

[Omaha, Nebraska 68103-2290]

If you are using an overnight delivery service to send payments, please send them to our Service Center at the following address:

Pacific Life Insurance Company

[6750 Mercy Road, RSD]

[Omaha, Nebraska 68106]

The effective date of certain notices or of instructions is determined by the date and time on which we receive the notice or instructions In Proper Form. In those instances when we receive electronic transmission of the information on the application from your financial professional’s broker-dealer firm and our administrative procedures with your broker-dealer so provide, we consider the application to be received on the Business Day we receive the transmission. In those instances when information regarding the Purchase Payment is electronically transmitted to us by the broker-dealer, we will consider the Purchase Payment to be received by us on the Business Day we receive the transmission of the information. Please call us if you or your financial professional have any questions regarding which address should be used.

We reserve the right to process any Purchase Payment received at an incorrect address when it is received at either the address indicated in the Contract specification pages or the appropriate address indicated in the Prospectus.

Generally, whenever you submit any form, notice or request, your instructions will be effective on the next Business Day after we receive them In Proper Form unless the transaction or event is scheduled to occur on another Business Day. We may also require, among other things, a signature guarantee or other verification of authenticity. We do not generally require a signature guarantee unless it appears that your signature may have changed over time or the signature does not appear to be yours; or an executed application or confirmation of application, as applicable, In Proper Form is not received by us; or, to protect you or us. Requests regarding the death of a Measuring Life must be accompanied by proof of death In Proper Form. You should call your financial professional or us if you have questions regarding the required form of a request.

Telephone and Electronic Transactions

You are automatically entitled to make certain transactions by telephone or, to the extent available, electronically. You may also authorize other people to make certain transaction requests by telephone or, to the extent available, electronically by so indicating on the application or by sending us instructions in writing in a form acceptable to us. We cannot guarantee that you or any other person you authorize will always be able to reach us to complete a telephone or electronic transaction; for example, all telephone lines may be busy or access to our website may be unavailable during certain periods, such as periods of substantial market fluctuations or other drastic economic or market change, or telephones or the Internet may be out of service or unavailable during severe weather conditions or other emergencies. Under these circumstances, you should submit your request in writing (or other form acceptable to us). Transaction instructions we receive by telephone or electronically before the close of the New York Stock Exchange, which usually closes at 4:00 p.m. Eastern time, on any Business Day will usually be effective at the end of that day, and we will provide you confirmation of each telephone or electronic transaction.

We have established procedures reasonably designed to confirm that instructions communicated by telephone or electronically are genuine. These procedures may require any person requesting a telephone or electronic transaction to provide certain personal identification upon our request. We may also record all or part of any telephone conversation with respect to transaction instructions. We reserve the right to deny any transaction request made by telephone or electronically. You are authorizing us to accept and to act upon instructions received by telephone or electronically with respect to your Contract, and you agree that, so long as we comply with our procedures, neither we, any of our affiliates, nor any Fund, or any of their directors, trustees, officers, employees or agents will be liable for any loss, liability, cost or expense (including attorneys’ fees) in connection with requests that we believe to be genuine. This policy means that so long as we comply with our procedures, you will bear the risk of loss arising out of the telephone or electronic transaction privileges of your Contract.

Electronic Information Consent

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, reports, annual statements, statements and immediate confirmations, tax forms, proxy solicitations, privacy notice and other notices and documentation in electronic format when available instead of receiving paper copies of these documents by U.S. mail. You may enroll in this service by so indicating on the application, via our Internet website, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Not all contract documentation and notifications may be currently available in electronic format. You will continue to receive paper copies of any documents and notifications not available in electronic format by U.S. mail. Documents will be available on our Internet website. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. You must have ready access to a computer with Internet access, an active e-mail account to receive this information electronically, and the ability to read and retain it. You may access and print all documents provided through this service.

If you plan on enrolling in this service, or are currently enrolled, please note that:

•    There is no charge for electronic delivery, although your Internet provider may charge for Internet access.

•    You should provide a current e-mail address and notify us promptly when your e-mail address changes.

•    You should update any e-mail filters that may prevent you from receiving e-mail notifications from us.

•    You may request a paper copy of the information at any time for no charge, even though you consented to electronic delivery, or if you decide to revoke your consent.

•    Electronic delivery will be cancelled if e-mails are returned undeliverable.

•    This consent will remain in effect until you revoke it.

If you are currently enrolled in this service, please call (888) 728-5611 if you would like to revoke your consent, wish to receive a paper copy of the information above, or need to update your e-mail address. You may opt out of electronic delivery at any time.

Timing of Payments and Transactions

We will normally affect periodic annuity payments on the day that corresponds to the Annuity Payment Start Date and will make payment on the following Business Day. Payments may be suspended for a longer period under certain extraordinary circumstances.

These include: a closing of the New York Stock Exchange other than on a regular holiday or weekend; a trading restriction imposed by the SEC; or an emergency declared by the SEC. Payments from the General Account may be delayed for up to six months after the request is effective. See THE GENERAL ACCOUNT for more details.

Confirmations, Statements and Other Reports to Contract Owners

Confirmations will be sent out for the Purchase Payment. Periodically, we will send you a statement that provides certain information pertinent to your Contract. These statements disclose Subaccount Annuity Unit Values, fees and charges, transactions made and specific Contract data that apply to your Contract.

If you suspect an error on a confirmation or quarterly statement, you must notify us in writing as soon as possible, preferably within 90 calendar days from receiving the transaction confirmation or if the transaction is first confirmed on the quarterly statement, within 90 calendar days of receiving the quarterly statement.

You will also be sent an annual and semi-annual report (shareholder reports) or related notifications regarding the availability of Fund shareholder reports and Fund holdings information, as required by the 1940 Act.

Contract Owner Mailings. To help reduce expenses, environmental waste and the volume of mail you receive, only one copy of Contract Owner documents (such as the prospectus, supplements, announcements, and each annual and semi-annual report) may be mailed to Contract Owners who share the same household address (Householding). If you are already participating, you may opt out by contacting us. Please allow 30 calendar days for regular delivery to resume. You may also elect to participate in Householding by writing or calling us. The current documents are available on our website any time or an individual copy of any of these documents may be requested – see the last page of this Prospectus for more information.

Distribution Arrangements

PSD, a broker-dealer and our subsidiary, pays various forms of sales compensation to broker-dealers (including other affiliates) that solicit applications for the Contracts. PSD also may reimburse other expenses associated with the promotion and solicitation of applications for the Contracts.

We offer the Contracts for sale through broker-dealers that have entered into selling agreements with PSD. Broker-dealers sell the Contracts through their financial professionals. PSD pays compensation to broker-dealers for the promotion and sale of the Contracts. The individual financial professional who sells you a Contract typically will receive a portion of the compensation, under the financial professional’s own arrangement with his or her broker-dealer. Broker-dealers may generally receive aggregate commissions of up to [     ]% of your Purchase Payment. Under certain circumstances where PSD pays lower initial commissions, certain broker dealers that solicit applications for Contracts may be paid an ongoing persistency trail commission (sometimes called a residual) which will take into account, among other things, the Subaccount Annuity Unit Value and the length of time Purchase Payments have been held under a Contract. A trail commission is not anticipated to exceed [    ]%, on an annual basis.

We may also provide compensation to broker-dealers for providing ongoing service in relation to Contracts that have already been purchased.

Additional Compensation and Revenue Sharing

To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, selling broker-dealers may receive additional payments in the form of cash, other special compensation or reimbursement of expenses, sometimes called “revenue sharing”. These additional compensation or reimbursement arrangements may include, for example, payments in connection with the firm’s “due diligence” examination of the contracts, payments for providing conferences or seminars, sales or training programs for invited financial professionals and other employees, payments for travel expenses, including lodging, incurred by financial professionals and other employees for such seminars or training programs, seminars for the public, advertising and sales campaigns regarding the Contracts, and payments to assist a firm in connection with its administrative systems, operations and marketing expenses and/or other events or activities sponsored by the firms. Subject to applicable FINRA rules and other applicable laws and regulations, PSD and its affiliates may contribute to, as well as sponsor, various educational programs, or promotions in which participating firms and their salespersons may receive prizes such as merchandise, cash, or other awards. Such additional compensation may give us greater access to financial professionals of the broker-dealers that receive such compensation or may otherwise influence the way that a broker-dealer and financial professional market the Contracts.

These arrangements may not be applicable to all firms, and the terms of such arrangements may differ between firms. We provide additional information on special compensation or reimbursement arrangements involving selling firms and other financial institutions in the Statement of Additional Information, which is available upon request. Any such compensation will not result in any additional direct charge to you by us.

The compensation and other benefits provided by PSD or its affiliates may be more or less than the overall compensation on similar or other products. This may influence your financial professional or broker-dealer to present this Contract over other investment vehicles available in the marketplace. You may ask your financial professional about these differing and divergent interests, how he/she is personally compensated and how his/her broker-dealer is compensated for soliciting applications for the Contract.

Service Arrangements

We have entered into a services agreement with the Fund, or Fund affiliates, which pay us for administrative and other services, including, but not limited to, certain communications and support services. The fees are based on an annual percentage of average daily net assets of certain Fund portfolios purchased by us at Contract Owner’s instructions. Because we receive such fees, we may be subject to competing interests in making this Fund available as an Investment Option under the Contract.

State Considerations

Certain Contract features described in this Prospectus may vary or may not be available in your state. The state in which your Contract is issued governs whether or not certain features, riders, charges or fees are available or will vary under your Contract. These variations are reflected in your Contract and in riders or Endorsements to your Contract. See your financial professional or contact us for specific information that may be applicable to your state.

Financial Statements

Pacific Life’s financial statements and the financial statements of Separate Account A are contained in the Statement of Additional Information.

THE GENERAL ACCOUNT

General Information

We exercise sole discretion over the investment of General Account assets, and bear the associated investment risk. You will not share in the investment experience of General Account assets. Unlike the Separate Account, the General Account is subject to liabilities arising from any of our other business. Any guarantees provided for under the Contract are backed by and subject to our financial strength and claims-paying ability. You must look to the strength of the insurance company with regard to such guarantees.

Because of exemptive and exclusionary provisions, interests in the General Account under the Contract are not registered under the Securities Act of 1933, as amended, and the General Account has not been registered as an investment company under the 1940 Act. This disclosure is, however, subject to certain provisions of federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

APPENDIX: FUNDS AVAILABLE UNDER THE CONTRACT

The following is a list of Funds available under the Contract. More information about the Fund is available in the prospectus for the Fund, which may be amended from time to time. You can also request information at no cost by calling [PL phone number].

The current expenses and performance information below reflects fee and expenses of the Fund, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would lower if these other charges were included. The Fund’s past performance is not necessarily an indication of future performance.

Investment Objective	Fund; Advisor (Subadvisor)	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
[Seeks to track the return of the S&P 500 Index]	[An S&P 500 Index Portfolio; Subadvisor]	[0.15%][1]	[28.53%]	[18.26%]	[16.25%]

1 To help limit Fund expenses, the Fund adviser has contractually agreed to reduce investment advisory fees or otherwise reimburse certain Portfolios of their respective Funds which reflect temporary fee reductions. There can be no assurance that Fund expense waivers or reimbursements will be extended beyond their current terms as outlined in each Fund prospectus, and they may not cover certain expenses such as extraordinary expenses. Seethe Fund prospectus for complete information regarding these arrangements.

WHERE TO GO FOR MORE INFORMATION

You will find additional information about this variable annuity contract and Separate Account A in the Statement of Additional Information (SAI) dated [     ], 2022.

The SAI has been filed with the SEC and is considered to be part of this Prospectus because it is incorporated by reference.

You can get a copy of the SAI at no charge by visiting our website, calling or writing to us, or by contacting the SEC. Reports and other information about Separate Account A are available on the SEC website at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

The Pacific Equity Payout Contract is offered by Pacific Life Insurance Company, 700 Newport Center Drive. P.O. Box 9000, Newport Beach, California 92660.

If you have any questions about the Contract, please ask your financial professional or contact us.

How to Contact Us

Call or write our Service Center at:

Pacific Life Insurance Company
[P.O. Box 84307]
[Lincoln, Nebraska 68501-4307]

Contract Owners: [(888) 728-5611]
6 a.m. through 5 p.m. Pacific time

Send Purchase Payments, other payments and application forms to our Service Center at the following address:

By mail
Pacific Life Insurance Company
[P.O. Box 2290]
[Omaha, Nebraska 68103-2290]

By overnight delivery service
Pacific Life Insurance Company
[6750 Mercy Road, RSD]
[Omaha, Nebraska 68106]

FINRA Public Disclosure Program

The Financial Industry Regulatory Authority (FINRA) provides investor protection education through its website and printed materials. The FINRA regulation website address is www.finra.org. An investor brochure that includes information describing the BrokerCheck program may be obtained from FINRA. The FINRA BrokerCheck hotline number is (800) 289-9999. FINRA does not charge a fee for the BrokerCheck program services.

EDGAR Contract No. [    ]

STATEMENT OF ADDITIONAL INFORMATION

[     ], 2022

PACIFIC EQUITY PAYOUT

SEPARATE ACCOUNT A

Pacific Equity Payout (the “Contract”) is a deferred single premium settlement variable annuity contract offered by Pacific Life Insurance Company (“Pacific Life”).

This Statement of Additional Information (“SAI”) is not a Prospectus and should be read in conjunction with the Contract’s Prospectus, dated [     ], 2022, and any supplement thereto, which is available without charge upon written or telephone request to Pacific Life or by visiting our website at www.pacificlife.com. Terms used in this SAI have the same meanings as in the Prospectus, and some additional terms are defined particularly for this SAI. This SAI is incorporated by reference into the Contract’s Prospectus.

Pacific Life Insurance Company

Mailing address: P.O. Box 84307

Lincoln, Nebraska 68501-4307

(888) 728-5611 - Contract Owners

TABLE OF CONTENTS

PACIFIC LIFE AND THE SEPARATE ACCOUNT	1

Pacific Life	1
Separate Account A	1

PRINCIPAL UNDERWRITER AND DISTRIBUTION OF THE CONTRACTS	1

Pacific Select Distributors, LLC (PSD)	1

PERFORMANCE	3

Total	3
Yield	4
Performance Comparisons and Benchmarks	4

THE CONTRACTS	5

Calculating Subaccount Annuity Unit Values	5
Variable Annuity Payment Amounts	5
Corresponding Dates	7
Age and Sex of Measuring Life	7
More on Federal Tax Issues	8
Safekeeping of Assets	8

FINANCIAL STATEMENTS	9

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND INDEPENDENT AUDITORS	9

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PACIFIC LIFE AND THE SEPARATE ACCOUNT

Pacific Life

Pacific Life Insurance Company is a life insurance company domiciled in Nebraska. Along with our subsidiaries and affiliates, our operations include life insurance, annuity, mutual funds, broker-dealer operations, and investment advisory services.

We are authorized to conduct our life insurance and annuity business in the District of Columbia and in all states except New York. Our executive office is located at 700 Newport Center Drive, Newport Beach, California 92660.

We were originally organized on January 2, 1868, under the name “Pacific Mutual Life Insurance Company of California” and reincorporated as “Pacific Mutual Life Insurance Company” on July 22, 1936. On September 1, 1997, we converted from a mutual life insurance company to a stock life insurance company ultimately controlled by a mutual holding company and were authorized by California regulatory authorities to change our name to Pacific Life Insurance Company. On September 1, 2005, Pacific Life changed from a California corporation to a Nebraska corporation. Pacific Life is a subsidiary of Pacific LifeCorp, a holding company, which, in turn, is a subsidiary of Pacific Mutual Holding Company, a mutual holding company. Under their respective charters, Pacific Mutual Holding Company must always hold at least 51% of the outstanding voting stock of Pacific LifeCorp, and Pacific LifeCorp must always own 100% of the voting stock of Pacific Life. Owners of Pacific Life’s annuity contracts and life insurance policies have certain membership interests in Pacific Mutual Holding Company, consisting principally of the right to vote on the election of the Board of Directors of the mutual holding company and on other matters, and certain rights upon liquidation or dissolutions of the mutual holding company.

We may provide you with reports of our ratings both as an insurance company and as to our claims-paying ability with respect to our General Account assets.

Pursuant to Commodity Futures Trading Commission Rule 4.5, Pacific Life has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act. Therefore, it is not subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act.

Separate Account A

Separate Account A was established on September 7, 1994 as a separate account of ours, and is registered with the SEC under the Investment Company Act of 1940 (the “1940 Act”), as a type of investment company called a “unit investment trust.” We established the Separate Account under the laws of the state of California. The Separate Account is maintained under the laws of the state of Nebraska.

Obligations arising under your Contract are our general corporate obligations. We are also the legal owner of the assets in the Separate Account. Assets of the Separate Account attributed to the reserves and other liabilities under the Contract and other contracts issued by us that are supported by the Separate Account may not be charged with liabilities arising from any of our other business; any income, gain or loss (whether or not realized) from the assets of the Separate Account are credited to or charged against the Separate Account without regard to our other income, gain or loss. We must keep assets in the Separate Account equal to the reserves and contract liabilities (i.e. amounts at least equal to the aggregate variable account value) sufficient to pay obligations under the contracts funded by the Separate Account.

We may invest money in the Separate Account in order to commence its operations and for other purposes, but not to support contracts other than variable annuity contracts. A portion of the Separate Account’s assets may include accumulations of charges we make against the Separate Account and investment results of assets so accumulated. These additional assets are ours and we may transfer them to our General Account at any time; however, before making any such transfer, we will consider any possible adverse impact the transfer might have on the Separate Account. Subject to applicable law, we reserve the right to transfer our assets in the Separate Account to our General Account.

The Separate Account may not be the sole investor in the Funds. Investment in a Fund by other separate accounts in connection with variable annuity and variable life insurance contracts may create conflicts. See the Prospectus and SAI for the Funds for more information.

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PRINCIPAL UNDERWRITER AND DISTRIBUTION OF THE CONTRACTS

Pacific Select Distributors, LLC (PSD)

Pacific Select Distributors, LLC, our subsidiary, acts as the principal underwriter (distributor) of the Contracts and offers the Contracts on a continuous basis. PSD is located at 700 Newport Center Drive, Newport Beach, California 92660. PSD is registered as a broker-dealer with the SEC and is a member of FINRA. We pay PSD for acting as distributor under a Distribution Agreement. We and PSD enter into selling agreements with broker-dealers whose financial professionals are authorized by state insurance departments to solicit applications for the Contracts. Because this Contract was not offered before 2022, PSD was not paid any underwriting commissions with regard to this Contract.

PSD or an affiliate pays various sales compensation to broker-dealers that solicit applications for the Contracts. PSD or an affiliate also may provide reimbursement for other expenses associated with the promotion and solicitation of applications for the Contracts. Your financial professional typically receives a portion of the compensation that is payable to his or her broker-dealer in connection with the Contract, depending on the agreement between your financial professional and his or her firm. Pacific Life is not involved in determining that compensation arrangement, which may present its own incentives or conflicts. You may ask your financial professional how he/she will personally be compensated for the transaction.

Under certain circumstances where PSD pays lower initial commissions, certain broker-dealers that solicit applications for Contracts may be paid an ongoing persistency trail commission (sometimes called a residual). The mix of Purchase Payment-based versus trail commissions varies depending upon our agreement with the selling broker-dealer and the commission option selected by your financial professional or broker-dealer.

In addition to the Purchase Payment-based and trail commissions described above, we and/or an affiliate may pay additional cash compensation from our own resources in connection with the promotion and solicitation of applications for the Contracts by some, but not all, broker-dealers. The range of additional cash compensation based on Purchase Payments generally does not exceed [    ]% and trailing compensation based on Account Value generally does not exceed [    ]% on an annual basis. Such additional compensation may give Pacific Life greater access to financial professionals of the broker-dealers that receive such compensation. While this greater access provides the opportunity for training and other educational programs so that your financial professional may serve you better, this additional compensation also may afford Pacific Life a “preferred” status at the recipient broker-dealer and provide some other marketing benefit such as website placement, access to financial professional lists, extra marketing assistance or other heightened visibility and access to the broker-dealer’s sales force that otherwise influences the way that the broker-dealer and the financial professional market the Contracts.

As of [December 31, 2021], the following firms have arrangements in effect with the Distributor pursuant to which the firm is entitled to receive a revenue sharing payment:

American Portfolios Financial Services Inc., Ameriprise Financial Services Inc., Bancwest Investment Services Inc., B B V A Securities Inc., Bok Financial Securities Inc, Cadaret, Grant & Co., Cambridge Investment Research Inc, Charles Schwab & Co Inc., Citizens Securities Inc, C U N A Brokerage Services Inc., C U S O Financial Services, Cetera Advisors LLC, Cetera Advisors Network LLC, Cetera Financial Institutions, Cetera Financial Specialists, Citigroup Global Markets Inc., Commonwealth Financial Network, DPL, Edward D. Jones & Co., EF Legacy Securities LLC, The Enterprise Securities Co., Essex Financial Services Inc., F S C Securities Corporation, First Allied Securities Inc., First Heartland Capital Inc., First Horizon Advisors, Geneos Wealth Management Inc., H.Beck Inc., Horan Securities Inc., Independent Financial Group, Infinex Investments Inc., Jacques Financial LLC, Janney Montgomery Scott Inc., Key Investment Services LLC, Kestra Investment Services, L P L Financial LLC, Lincoln Financial Advisors Corp., Lincoln Financial Securities Corp., Lion Street Financial LLC, M Holdings Securities Inc., MML Investors Services Inc., Morgan Stanley & Co. Incorporated, Mutual Of Omaha Investor Services Inc., Navy Federal Brokerage, NEXT Financial Group Inc., Park Avenue Securities LLC., PNC Investments Inc., ProEquities Inc., R B C Capital Markets Corporation, Raymond James & Associates Inc., Raymond James Financial Services Inc., Royal Alliance Associates Inc., Sagepoint Financial Inc., Santander Securities LLC, Securian Financial Services Inc., Securities America Inc., Sorrento Pacific Financial LLC, Stephens Inc., Stifel Nicolaus & Company Inc., TD AMERITRADE Inc, The Huntington Investment, Transamerica Financial Advisors Inc., Triad Advisors Inc., U B S Financial Services Inc., U S Bancorp Investments Inc., Unionbanc Investment Services LLC, United Planners’ Financial Services of America, VOYA Financial Advisors, Wells Fargo Advisors LLC, Wells Fargo Investments LLC, Wescom Financial Services LLC, Woodbury Financial Services Inc.

2

We or our affiliates may also pay override payments, expense allowances and reimbursements, bonuses, wholesaler fees, and training and marketing allowances. Such payments may offset the broker-dealer’s expenses in connection with activities that it is required to perform, such as educating personnel and maintaining records. Financial professionals may also receive non-cash compensation, such as expense-paid educational or training seminars involving travel within and outside the U.S. or promotional merchandise.

All of the compensation described in this section, and other compensation or benefits provided by us or our affiliates, may be more or less than the overall compensation on similar or other products and may influence your financial professional or broker-dealer to present this Contract over other investment options. You may ask your financial professional about these potential conflicts of interest and how he/she and his/her broker-dealer are compensated for selling the Contract.

Portfolio Managers of the underlying Portfolios available under this Contract may from time to time bear all or a portion of the expenses of conferences or meetings sponsored by Pacific Life or PSD that are attended by, among others, representatives of PSD, who would receive information and/or training regarding the Fund’s Portfolios and their management by the Portfolio Managers in addition to information regarding the variable annuity and/or life insurance products issued by Pacific Life and its affiliates. Other persons may also attend all or a portion of any such conferences or meetings, including directors, officers and employees of Pacific Life, officers and trustees of Pacific Select Fund, and spouses/guests of the foregoing. The Pacific Select Fund Board of Trustees may hold meetings concurrently with such a conference or meeting. The Pacific Select Fund pays for the expenses of the meetings of its Board of Trustees, including the pro rata share of expenses for attendance by the Trustees at the concurrent conferences or meetings sponsored by Pacific Life or PSD. Additional expenses and promotional items may be paid for by Pacific Life and/or Portfolio Managers. PSD serves as the Pacific Select Fund Distributor.

PERFORMANCE

From time to time, our reports or other communications to current or prospective Contract Owners or our advertising or other promotional material may quote the performance (yield and total return) of a Subaccount. Quoted results are based on past performance and reflect the performance of all assets held in that Subaccount for the stated time period. Quoted results are neither an estimate nor a guarantee of future investment performance, and do not represent the actual experience of amounts invested by any particular Contract Owner.

Total Returns

A Subaccount may advertise its “average annual total return” over various periods of time. “Total return” represents the average percentage change in value of an investment in the Subaccount from the beginning of a measuring period to the end of that measuring period. “Annualized” total return assumes that the total return achieved for the measuring period is achieved for each full year period. “Average annual” total return is computed in accordance with a standard method prescribed by the SEC, and is also referred to as “standardized return.”

Average Annual Total Return

To calculate a Subaccount’s average annual total return for a specific measuring period, we first take a hypothetical $1,000 investment in that Subaccount, at its applicable Subaccount Annuity Unit Value (the “initial payment”) and we compute the ending redeemable value of that initial payment at the end of the measuring period based on the investment experience of that Subaccount (“full withdrawal value”). The full withdrawal value reflects the effect of all recurring Contract fees and charges applicable to a Contract Owner under the Contract, including the asset-based Risk Charge but does not reflect any charges for applicable premium taxes and/or any other taxes. The redeemable value is then divided by the initial payment and this quotient is raised to the 365/N power (N represents the number of days in the measuring period), and 1 is subtracted from this result. Average annual total return is expressed as a percentage.

T = (ERV/P)(365/N) – 1

where T = average annual total return

ERV = ending redeemable value

P = hypothetical initial payment of $1,000

3

N = number of days

Average annual total return figures will be given for recent 1-, 3-, 5- and 10-year periods (if applicable), and may be given for other periods as well (such as from commencement of the Subaccount’s operations, or on a year-by-year basis).

When considering “average” total return figures for periods longer than one year, it is important to note that the relevant Subaccount’s annual total return for any one year in the period might have been greater or less than the average for the entire period.

Aggregate Total Return

A Subaccount may use “aggregate” total return figures along with its “average annual” total return figures for various periods; these figures represent the cumulative change in value of an investment in the Subaccount for a specific period. Aggregate total returns may be shown by means of schedules, charts or graphs and may indicate subtotals of the various components of total return. The SEC has not prescribed standard formulas for calculating aggregate total return.

Non-Standardized Total Returns

We may also calculate non-standardized total returns which may or may not reflect any charges for premium taxes and/or any other taxes, or any non-recurring fees or charges.

Standardized return figures will always accompany any non-standardized returns shown.

Yield

Non-Money Market Subaccounts

“Yield” of non-money market Subaccounts is computed in accordance with a different standard method prescribed by the SEC. The net investment income (investment income less expenses) per Subaccount Unit earned during a specified one-month or 30-day period is divided by the Subaccount Unit Value on the last day of the specified period. This result is then annualized (that is, the yield is assumed to be generated each month or each 30-day period for a year), according to the following formula, which assumes semi-annual compounding:

where:

a = net investment income earned during the period by the Portfolio attributable to the Subaccount.

b = expenses accrued for the period (net of reimbursements).

c = the average daily number of Subaccount Units outstanding during the period that were entitled to receive dividends.

d = the Unit Value of the Subaccount Units on the last day of the period.

The yield of each Subaccount reflects the deduction of all recurring fees and charges applicable to the Subaccount, such as the asset-based Risk Charge, but does not reflect any charge for applicable premium taxes and/or any other taxes, or any non-recurring fees or charges.

The Subaccounts’ yields will vary from time to time depending upon market conditions, the composition of each Portfolio and operating expenses of the Fund allocated to each Portfolio. Consequently, any given performance quotation should not be considered representative of the Subaccount’s performance in the future. Yield should also be considered relative to changes in Subaccount Unit Values and to the relative risks associated with the investment policies and objectives of the various Portfolios. In addition, because performance will fluctuate, it may not provide a basis for comparing the yield of a Subaccount with certain bank deposits or other investments that pay a fixed yield or return for a stated period of time.

4

Performance Comparisons and Benchmarks

In advertisements and sales literature, we may compare the performance of the Subaccount to the performance of other variable annuity issuers in general and to the performance of particular types of variable annuities investing in mutual funds, or series of mutual funds, with investment objectives similar to the Subaccount. This performance may be presented as averages or rankings compiled by Lipper Analytical Services, Inc. (“Lipper”), or Morningstar, Inc. (“Morningstar”), which are independent services that monitor and rank the performance of variable annuity issuers and mutual funds in each of the major categories of investment objectives on an industry-wide basis.

Lipper’s rankings include variable life issuers as well as variable annuity issuers. The performance analyses prepared by Lipper and Morningstar rank such issuers on the basis of total return, assuming reinvestment of dividends and distributions, but do not take redemption fees or certain expense deductions at the separate account level into consideration. In addition, Morningstar prepares risk adjusted rankings, which consider the effects of market risk on total return performance. We may also compare the performance of the Subaccount with performance information included in other publications and services that monitor the performance of insurance company separate accounts or other investment vehicles. These other services or publications may be general interest business publications such as The Wall Street Journal, Barron’s, Business Week, Forbes, Fortune, and Money.

In addition, our reports and communications to Contract Owners, advertisements, or sales literature may compare a Subaccount’s performance to various benchmarks that measure the performance of a pertinent group of securities widely regarded by investors as being representative of the securities markets in general or as being representative of a particular type of security. We may also compare the performance of the Subaccount with that of other appropriate indices of investment securities and averages for peer universes of funds or data developed by us derived from such indices or averages. Unmanaged indices generally assume the reinvestment of dividends or interest but do not generally reflect deductions for investment management or administrative costs and expenses.

THE CONTRACTS

Calculating Subaccount Annuity Unit Values

The Unit Value of the Subaccount Annuity Units in the Variable Investment Option is computed at the close of the New York Stock Exchange, which is usually 4:00 p.m. Eastern time on each Business Day. The initial Unit Value of each Subaccount was $10 on the Business Day the Subaccount began operations. At the end of each Business Day, the Annuity Unit Value for a Subaccount is equal to (A x B) x C, where:

(A) – is the Subaccount’s Annuity Unit Value for that Subaccount as of the end of the prior Business Day;

(B) – is the Net Investment Factor for that Subaccount for that valuation period; and

(C) – is an interest factor to offset the effect of the Assumed Investment Return which is built into the annuity options tables.

The “Net Investment Factor” for a Subaccount for any valuation period is equal to:

(X ÷ Y) - Z

where (X) = the “per share value of the assets” of that Subaccount as of the end of that valuation period, which is equal to: a+b+c

(a) = the net asset value per share of the corresponding Portfolio shares held by that Subaccount as of the end of that valuation period;

(b) = the per share amount of any dividend or capital gain distributions made by the Fund for that Portfolio during that valuation period; and

(c) = any per share charge (a negative number) or credit (a positive number) for any income taxes or other amounts set aside during that valuation period as a reserve for any income and/or any other taxes which we determine to have resulted from the operations of the Subaccount or Contract, and/or any taxes attributable, directly or indirectly, to Investments;

(Y)                  = the net asset value per share of the corresponding Portfolio shares held by the Subaccount as of the end of the preceding valuation period; and

5

(Z)                    = a factor that assesses the Risk Charge against the Subaccount net assets for each calendar day in the valuation period (see the CHARGES, FEES AND DEDUCTIONS section in the Prospectus).

Variable Annuity Payment Amounts

The following steps show how we determine the amount of each variable annuity payment under your Contract.

First: Pay Applicable Premium Taxes and Other Fees

When you pay the Purchase Payment we pay any applicable charge for premium taxes and/or other taxes in addition to the Assignment Fee. We assess these charges by reducing the Purchase Payment received. The remaining amount of your Purchase Payment will be used to purchase Subaccount Annuity Units on the Contract Date.

Second: The Target Variable Annuity Payment

The Target Variable Annuity Payment under the Contract, is determined based on certain variable annuity factors and the amount applied toward the variable annuity stream.  The variable annuity factors are based on the Measuring Life’s age (both Measuring Lives if more than one Measuring Life) (and, in certain cases, sex), Annuity Option, payment frequency, and assumes a [0%] rate of return, as described in more detail below.

Example: Assume a man is 65 years of age on the Contract Date and has selected a lifetime annuity with monthly payments guaranteed for 10 years. Based on these factors, this man should receive a target monthly payment of $4.99 for every $1,000 of his Net Purchase Payment. Therefore, if his amount annuitized after deducting applicable fees and charges is $100,000, his Target Variable Annuity Payment on a monthly basis will be $499.00.

Third: Subaccount Annuity Units

We divide the amount of the Target Variable Annuity Payment referenced above by the value of one Subaccount Annuity Unit (the “Subaccount Annuity Unit Value”) as of the end of the Business Day when the Contract was issued to obtain the number of Subaccount Annuity Units. The number of Subaccount Annuity Units used to calculate the first payment and subsequent payments under your Contract will not change, but the value of those Annuity Units will change daily, as described below.

Fourth: The First and Subsequent Variable Payments

The amount of the first payment and each subsequent variable annuity payment will be the number of Subaccount Annuity Units multiplied by the Subaccount Annuity Unit Value at the end of the Business Day in each payment period you elected that corresponds to the scheduled payment date. The first payment and any subsequent payments may be more or less than the Target Variable Annuity Payment.

The Subaccount Annuity Unit Value, changes each day to reflect the net investment results of the underlying investment vehicle, as well as the assessment of the Risk Charge at an annual rate of [1.00]%.  In addition, the calculation of Subaccount Annuity Unit Value incorporates an additional factor; as discussed in more detail below, this additional factor adjusts Subaccount Annuity Unit Values to correct for the implicit assumed annual investment return on amounts applied but not yet used to furnish annuity benefits.

Variable Annuity Payment Minimum

Once the Target Variable Annuity Payment amount is determined, we guarantee that every variable payment thereafter will be at least 10% of the Target Variable Annuity Payment amount. This guarantee applies to any Annuity Option selected.

Example. The Owner selects a Life Only Annuity Option with monthly payments to begin one month after the Contract Date.  The Target Variable Annuity Payment amount determined is $2,000 per month.  Payments will fluctuate up and down each month based on Subaccount performance.  We guarantee that the variable annuity payment will not go below $200, which is 10% of the Target Variable Annuity Payment of $2,000 per month ($2,000 x 10% = $200). If the calculated variable annuity payment for a particular month was below $200 (for example $180), we would pay $200 for that monthly payment.

6

Understanding the “Assumed Investment Return” Factors

As noted above, the factors reflect certain actuarial assumptions based on the Measuring Life’s age, and, in some cases, the Measuring Life’s sex. In addition, these numbers assume that the amount of your Subaccount Annuity Unit Value will have a positive net investment return of [0%] each year during the payout of your annuity; thus [0%] is referred to as an “assumed investment return.”

If we had assumed a higher investment return, it would produce annuities with a larger Target Variable Annuity Payment, but the increases in subsequent annuity payments would be smaller and the decreases in the subsequent annuity payments would be greater; a lower assumed investment return would produce annuities with a smaller

Target Variable Annuity Payment, and the increases in subsequent annuity payments would be greater and the decreases in subsequent annuity payments would be smaller.

The Subaccount Annuity Unit Value for a Subaccount will increase only to the extent that the investment performance of that Subaccount exceeds the Risk Charge and the assumed investment return.

Example: Assume the Net Investment Return of a Subaccount is at a rate of 1.00% per year (after deduction of the [1.00]% Risk Charge). The net investment factor for that [1%] return [1.01] is then divided by the factor for the [0%] assumed investment return [1.00] and 1 is subtracted from the result to determine the adjusted rate of change in Subaccount Annuity Unit Value:

If the Net Investment Return of a Subaccount’s assets is at a rate less than [0%] per year (after deduction of the [1.00]% Risk Charge), the Subaccount Annuity Unit Value will decrease.

Example: Assume the Net Investment Return of a Subaccount is at a rate of -2.00% per year (after deduction of the [1.00]% Risk Charge). The Subaccount Annuity Unit Value would decrease at a rate of -2.00% per year. The net investment factor for that -2.0% return [-1.02] is then divided by the factor for the 0% assumed investment return [1.00] and 1 is added to the result to determine the adjusted rate of change in Subaccount Annuity Unit Value:

Corresponding Dates

If any transaction or event under your Contract is scheduled to occur on a “corresponding date” that does not exist in a given calendar period, the transaction or event will be deemed to occur on the following Business Day.  In addition, as stated in the Prospectus, any event scheduled to occur on a day that is not a Business Day will occur on the next succeeding Business Day.

Example: If your Contract is issued on February 29 in year 1 (a leap year), your Contract Anniversary in years 2, 3 and 4 will be on March 1.

Example: If your Annuity Date is July 31, and you select monthly annuity payments, the payments received will be based on valuations made on July 31, August 31, October 1 (for September), October 31, December 1 (for November), December 31, January 31, March 1 (for February), March 31, May 1 (for April), May 31 and July 1 (for June).

Age and Sex of Measuring Life

The Contracts generally provide for sex-distinct annuity income factors in the case of life annuities. Statistically, females tend to have longer life expectancies than males; consequently, if the amount of annuity payments is based on life expectancy, they will ordinarily be higher if a Measuring Life is male than if a Measuring Life is female. Certain states’ regulations prohibit sex-distinct annuity income factors, and Contracts issued in those states will use unisex factors.

7

We may require proof of a Measuring Life’s age and/or sex before or after commencing annuity payments. If the age or sex (or both) of a Measuring Life are incorrectly stated in the application and/or Contract, we will correct the amount payable to equal the amount that the Purchase Payment would have purchased for a Measuring Life’s correct age and sex. If we make the correction after annuity payments have started, and we have made overpayments based on the incorrect information, we will deduct the amount of the overpayment, with interest as stated in your Contract, from any payments due then or later; if we have made underpayments, we will add the amount, with interest as stated in your Contract, of the underpayments to the next payment we make after we receive proof of the correct age and/or sex.

More on Federal Tax Issues

Section 817(h) of the Code provides that the investments underlying a variable annuity must satisfy certain diversification requirements. Details on these diversification requirements generally appear in the Fund SAIs. We believe the underlying Variable Investment Option for the Contract meets these requirements. On March 7, 2008, the Treasury Department issued Final Regulations under Section 817(h). These Final Regulations do not provide guidance concerning the extent to which you may direct your investments to particular divisions of a separate account. Such guidance may be included in regulations or revenue rulings under Section 817(d) relating to the definition of a variable contract. We reserve the right to make such changes as we deem necessary or appropriate to ensure that your Contract continues to qualify as an annuity for tax purposes. Any such changes will apply uniformly to affected Contract Owners and will be made with such notice to affected Contract Owners as is feasible under the circumstances.

For a variable life insurance contract or a variable annuity contract to qualify for tax deferral, assets in the separate accounts supporting the contract must be considered to be owned by the insurance company and not by the contract owner. Under current U.S. tax law, if a contract owner has excessive control over the investments made by a separate account, or the underlying fund, the contract owner will be taxed currently on income and gains from the account or fund. In other words, in such a case of “investor control” the contract owner would not derive the tax benefits normally associated with variable life insurance or variable annuities.

Generally, according to the IRS, there are two ways that impermissible investor control may exist. The first relates to the design of the contract or the relationship between the contract and a separate account or underlying fund. For example, at various times, the IRS has focused on, among other factors, the number and type of investment choices available pursuant to a given variable contract, whether the contract offers access to funds that are available to the general public, the number of transfers that a contract owner may make from one investment option to another, and the degree to which a contract owner may select or control particular investments.

With respect to this first aspect of investor control, we believe that the design of our contracts and the relationship between our contracts and the Portfolios satisfy the current view of the IRS on this subject, such that the investor control doctrine should not apply. However, because of some uncertainty with respect to this subject and because the IRS may issue further guidance on this subject, we reserve the right to make such changes as we deem necessary or appropriate to reduce the risk that your contract might not qualify as a life insurance contract or as an annuity for tax purposes.

The second way that impermissible investor control might exist concerns your actions. Under case law and IRS guidance, you may not select or control particular investments, other than choosing among broad investment choices such as selecting a particular Portfolio. You may not select or direct the purchase or sale of a particular investment of a Separate Account, a Subaccount (or Variable Investment Option), or a Portfolio. All investment decisions concerning the Separate Accounts and the Subaccounts must be made by us, and all investment decisions concerning the underlying Portfolios must be made by the portfolio manager for such Portfolio in his or her sole and absolute discretion, and not by the contract owner. Furthermore, you may not enter into an agreement or arrangement with a portfolio manager of a Portfolio or communicate directly or indirectly with such a portfolio manager or any related investment officers concerning the selection, quality, or rate of return of any specific investment or group of investments held by a Portfolio, and you may not enter into any such agreement or arrangement or have any such communication with us or the portfolio manager of a Portfolio.

Finally, the IRS may issue additional guidance on the investor control doctrine, which might further restrict your actions or features of the variable contract. Such guidance could be applied retroactively. If any of the rules outlined above are not complied with, the IRS may seek to tax you currently on income and gains from a Portfolio such that you would not derive the tax benefits normally associated with variable life insurance or variable annuities.

8

Although highly unlikely, such an event may have an adverse impact on the fund and other variable contracts. We urge you to consult your own tax advisor with respect to the application of the investor control doctrine.

Safekeeping of Assets

We are responsible for the safekeeping of the assets of the Separate Account. These assets are held separate and apart from the assets of our General Account and our other separate accounts.

FINANCIAL STATEMENTS

The financial statements of Separate Account A of Pacific Life as of December 31, 2021 and for each of the periods presented are included in this SAI. Pacific Life’s consolidated financial statements as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 are included in this SAI. These financial statements should be considered only as bearing on the ability of Pacific Life to meet its obligations under the Contracts and not as bearing on the investment performance of the assets held in the Separate Account.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND INDEPENDENT AUDITORS

The financial statements of Separate Account A of Pacific Life Insurance Company as of December 31, 2021 and for each of the periods presented have been audited by [          ], independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Pacific Life Insurance Company and Subsidiaries as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 have been audited by [     ], independent auditors, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The business address of [     ].

9

Form No. [     ]

PART C: OTHER INFORMATION (Pacific Equity Payout)

Item 27. Exhibits

(1)	Board of Directors Resolution

(a)

Resolution of the Board of Directors of the Depositor authorizing establishment of Separate Account A and Memorandum establishing Separate Account A; included in Registrant’s Form N-4, File No. 033-88460, Accession No. 0000898430-96-001377 filed on April 19, 1996, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/935823/0001017062-98-000945.txt

(b)

Resolution of the Board of Directors of Pacific Life Insurance Company authorizing conformity to the terms of the current Bylaws; included in Registrant’s Form N-4, File No. 033-88460, Accession No. 0001017062-98-000945 filed on April 29, 1998, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/935823/0001017062-98-000945.txt

(2)	Custodial Agreements

Inapplicable

(3)	Underwriting Agreements

(a)

Distribution Agreement between Pacific Life Insurance Company, Pacific Life & Annuity Company and Pacific Select Distributors, LLC (PSD) (Amended and Restated); Included in Registrant’s Form N-4, File No. 333-184973, Accession No. 0001104659-17-024827 filed on April 20, 2017, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/935823/000110465917024827/a16-17092_1ex99d3dc.htm

(b)

Form of Selling Agreement between Pacific Life, PSD and Various Broker Dealers; included in Registrant’s Form N-4, File No. 033-88460, Accession No. 0000892569-06-000528 filed on April 18, 2006, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/935823/000089256906000528/a12992exv99w3xby.htm

(4)	Contracts

(a) Deferred Single Premium Settlement Variable Annuity Contract (Form No. [ ]); [TO BE FILED]

(1) Contract Specifications (Form No. [ ]); [TO BE FILED]

(b) Beneficiary Payout Option (Form No. [ ]); [TO BE FILED]

(5)	Applications

(a) Variable Annuity Application (Form No. [ ]); [TO BE FILED]

(6)	Depositor’s Certificate of Incorporation and By-Laws

(a)

Pacific Life’s Articles of Incorporation; included in Registrant’s Form N-4, File No. 033-88460, Accession No. 0001017062-98-000945 filed on April 29, 1998, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/935823/0001017062-98-000939.txt

(b)

By-laws of Pacific Life; included in Registrant’s Form N-4, File No. 033-88460, Accession No. 0001017062-98-000945 filed on April 29, 1998, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/935823/0001017062-98-000945.txt

(c)

Pacific Life’s Restated Articles of Incorporation; included in Registrant’s Form N-4, File No. 033-88460, Accession No. 0000892569-06-000528 filed on April 18, 2006, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/935823/000089256906000528/a12992exv99w6xcy.htm

(d)

By-laws of Pacific Life As Amended September 1, 2005; included in Registrant’s Form N-4, File No. 033-88460, Accession No. 0000892569-06-000528 filed on April 18, 2006, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/935823/000089256906000528/a12992exv99w6xdy.htm

(7)	Reinsurance Contracts

Reinsurance Agreement with Union Hamilton; Included in Registrant’s Form N-4, File No. 333-184973, Accession No. 0001193125-15-346556 filed on October 19, 2015 and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/935823/000119312515346556/d96269dex997.htm

(8)	Participation Agreements

(a) Fund Agreement [TO BE FILED]

(1) [TO BE FILED]

(9)	Administrative Contracts

Inapplicable

(10)	Other Material Contracts

Inapplicable

(11)	Legal Opinion

Opinion and Consent of legal officer of Pacific Life Insurance Company as to the legality of Contracts being registered.

(12)	Other Opinions

Consent of Independent Registered Public Accounting Firm and Consent of Independent Auditors [TO BE FILED]

(13)	Omitted Financial Statements

Inapplicable

(14)	Initial Capital Agreements

Inapplicable

(15)

Powers of Attorney

Included in Registration Statement on Form N-4, File No. 333-261003, Accession No. 0001104659-22-027121, filed on February 25, 2022, and incorporated by reference herein. This exhibit can be found at https://www.sec.gov/Archives/edgar/data/935823/000110465922027121/a22-7237_1ex99d15.htm

(16)	Form of Initial Summary Prospectus
Inapplicable

Item 28. Directors and Officers of Pacific Life

Name and Address	Positions and Offices with Pacific Life
James T. Morris	Director, Chairman, President and Chief Executive Officer
Adrian S. Griggs	Director, Executive Vice President and Chief Operating Officer
Darryl D. Button	Director, Chief Executive Officer-Elect and Chief Financial Officer
Jason Orlandi	Director, Executive Vice President and General Counsel
Joseph E. Celentano	Executive Vice President
Joshua D Scott	Senior Vice President and Chief Accounting Officer
Jane M. Guon	Vice President and Secretary
Craig W. Leslie	Vice President and Treasurer

The address for each of the persons listed above is as follows:

700 Newport Center Drive Newport Beach, California 92660

Item 29. Persons Controlled by or Under Common Control with Pacific Life or Separate Account A.

The following is an explanation of the organization chart of Pacific Life’s subsidiaries:

Pacific Life is a Nebraska Stock Life Insurance Company wholly-owned by Pacific LifeCorp (a Delaware Stock Holding Company), which is, in turn, 100% owned by Pacific Mutual Holding Company (a Nebraska Mutual Insurance Holding Company).

PACIFIC LIFE, SUBSIDIARIES & AFFILIATED ENTERPRISES

LEGAL STRUCTURE

	Jurisdiction of Incorporation or Organization	Percentage of Ownership by its Immediate Parent
Pacific Mutual Holding Company	Nebraska
Pacific LifeCorp	Delaware	100
Pacific Life Insurance Company	Nebraska	100
Pacific Life & Annuity Company	Arizona	100
Pacific Life Purchasing LLC	Delaware	100
Pacific Select Distributors, LLC	Delaware	100
Pacific Asset Holding LLC	Delaware	100
Pacific TriGuard Partners LLC	Delaware	100
Grayhawk Golf Holdings, LLC	Delaware	95
Grayhawk Golf L.L.C.	Arizona	100
Las Vegas Golf I, LLC	Delaware	100
Angel Park Golf, LLC	Nevada	100
PL/KBS Fund Member, LLC	Delaware	100

Wildflower Member, LLC	Delaware	100
Epoch-Wildflower, LLC	Florida	100
GW Member LLC	Delaware	100
GW Apartments LLC	Delaware	90
PL TOR Member LLC	Delaware	100
2803 Riverside Apartment Investors, LLC	Delaware	90
PL Denver Member, LLC	Delaware	100
1776 Curtis, LLC	Delaware	70
PL Timberlake Member, LLC	Delaware	100
80 South Gibson Road Apartment Investors, LLC	Delaware	90
PL Van Buren Member, LLC	Delaware	100
1035 Van Buren Holdings, L.L.C.	Delaware	43
PL Lakemont Member, LLC	Delaware	100
Overlook at Lakemont Venture LLC	Delaware	88
PL Teravista Member, LLC	Delaware	100
401 Teravista Apartment Investors, LLC	Delaware	90
700 Main Street LLC	Delaware	100
PL Brier Creek Member, LLC	Delaware	100
Brier Creek Investors JV LLC	Delaware	90
PL One Jefferson Member, LLC	Delaware	100
One Jefferson Venture LLC	Delaware	90
PL Savannah Member, LLC	Delaware	100
Savannah at Park Place Apartments LLC	Delaware	90
PL Redland Member, LLC	Delaware	100
Redland Road Apartment Investors, LLC	Delaware	90
PL Spectrum Member, LLC	Delaware	100
9242 West Russell Road Apartment Investors, LLC	Delaware	90
PL Mortgage Fund, LLC	Delaware	100
PL Andate Member, LLC	Delaware	100
Andante Venture LLC	Delaware	90
PL Beardslee Member, LLC	Delaware	100
Village at Beardslee Investor, LLC	Delaware	90
PL Monterone Member, LLC	Delaware	100
Monterone Apartment Investor, LLC	Delaware	90
PL Reno Member, LLC	Delaware	100
NPLC BV Manager LLC	Delaware	81
PL Wabash Member, LLC	Delaware	100
THC 1333 S. Wabash LLC	Delaware	90
PL Alara Member, LLC	Delaware	100
Greenwood Village Apartment Investors, LLC	Delaware	90
PL Kierland Member, LLC	Delaware	100
T&L Apartment Investor, LLC	Delaware	90
PL Wardman Member, LLC	Delaware	100
Wardman Hotel Owner, L.L.C.	Delaware	100
PL Peoria Member, LLC	Delaware	100
205 Peoria Street Owner, LLC	Delaware	100
PL Elk Meadows Member, LLC	Delaware	100
Elk Meadows JV LLC	Delaware	60
PL Stonebriar Member, LLC	Delaware	100
Stonebriar Apartment Investor, LLC	Delaware	90
PL Deer Run Member, LLC	Delaware	100
Deer Run JV LLC	Delaware	60
PL Tessera Member, LLC	Delaware	100
Tessera Venture LLC	Delaware	90
PL Vantage Member, LLC	Delaware	100
Vantage Post Oak Apartments, LLC	Delaware	90
PL Fairfax Gateway Member, LLC	Delaware	100
Fairfield Fairfax Gateway LLC	Delaware	90
PL 922 Washington Owner, LLC	Delaware	100
PL Hana Place Member, LLC	Delaware	100
Hana Place JV LLC	Delaware	60

PL LasCo Owner, LLC	Delaware	100
PL Wilshire Member, LLC	Delaware	100
Wilshire Apartment Investors, LLC	Delaware	90
PL Cedarwest Member, LLC	Delaware	100
Cedarwest JV LLC	Delaware	60
PL Tupelo Member, LLC	Delaware	100
Tupelo Alley Apartment Investors, LLC	Delaware	90
PL Aster Member, LLC	Delaware	100
Alston Manor Investors JV LLC	Delaware	90
PL Anthology Member, LLC	Delaware	100
Anthology Venture LLC	Delaware	100
Anthology Owner LLC	Delaware	100
Anthology CEA Owner LLC	Delaware	100
PL Trelago Member, LLC	Delaware	100
Trelago Way Investors JV LLC	Delaware	100
PL 803 Division Street Member, LLC	Delaware	100
Nashville Gulch Venture LLC	Delaware	100
Nashville Gulch Owner LLC	Delaware	100
PL Little Italy Member, LLC	Delaware	100
Little Italy Apartments LLC	Delaware	69.1848
PL Gramax Member, LLC	Delaware	100
ASI Gramax LLC	Delaware	90
PL Walnut Creek Member, LLC	Delaware	100
Del Hombre Walnut Creek Holdings LLC	Delaware	75
PL Dairies Owner, LLC	Delaware	100
PL SFR HD Member, LLC	Delaware	100
SFR JV-HD LP	Delaware	33.33
SFR JV-HD Equity LCC	Delaware	100
SFR JV-HD Property LLC	Delaware	100
PL Adley Member, LLC	Delaware	100
Redwood PL Adley LLC	Delaware	90
DD 6075 Roswell LLC	Georgia	100
PL GAAV Member, LLC	Delaware	100
Greystar Active Adult Venture I, LP	Delaware	45
GS AA Riverwalk HoldCo, LLC	Delaware	100
GS AA Riverwalk Owner, LLC	Delaware	100
GS AA Stapleton HoldCo, LLC	Delaware	100
GS AA Stapleton Owner, LLC	Delaware	100
GS AA San Marcos HoldCo, LLC	Delaware	100
GS AA San Marcos Owner, LLC	Delaware	100
PL Fountain Springs Member, LLC	Delaware	100
Fountain Springs JV LLC	Delaware	80
Fountain Springs LLC	Colorado	100
PL SFR MLS Member, LLC	Delaware	100
SFR JV-2 LP	Delaware	16.13
SFR JV-2 Equity LLC	Delaware	100
SFR JV-2 Property LLC	Delaware	100
PL Hawkins Press Member, LLC	Delaware	100
Hawkins Press Investors JV, LLC	Delaware	85
PL Wilder Member, LLC	Delaware	100
Redwood PL Wilder, LLC	Delaware	90
RPL Wilder, LLC	Delaware	100
PL Allston Yard Member, LLC	Delaware	100
PL Arkins Member, LLC	Delaware	100
PL Bromwell Member, LLC	Delaware	100
PL Loso Member, LLC	Delaware	100
PL Tranquility Lake Member, LLC	Delaware	100
PL Milieu Guarantor, LLC	Delaware	100
PL Park Row Member, LLC	Delaware	100
PL Towerview Member, LLC	Delaware	100
Confederation Life Insurance and Annuity Company	Georgia	100

Pacific Global Asset Management LLC (Formerly known as Pacific Asset Advisors LLC)	Delaware	100
Cadence Capital Management LLC	Delaware	100
Cadence Global Equity GP LLC#	Delaware	100
Pacific Asset Management LLC	Delaware	100
PAM Bank Loan GP LLC#	Delaware	100
PAM CLO Opportunities GP LLC#	Delaware	100
Pacific Global Advisors LLC	Delaware	100
Pacific Private Fund Advisors LLC	Delaware	100
Pacific Co-Invest Credit I GP LLC #	Delaware	100
Pacific Co-Invest Credit II GP LLC #	Delaware	100
Pacific Co-Invest Opportunities I GP LLC #	Delaware	100
Pacific Co-Invest Opportunities II GP LLC #	Delaware	100
Pacific Private Credit II GP LLC #	Delaware	100
Pacific Private Credit III GP LLC #	Delaware	100
Pacific Private Credit IV GP LLC #	Delaware	100
Pacific Private Credit V GP LLC #	Delaware	100
Pacific Private Equity I GP LLC #	Delaware	100
Pacific Private Equity Opportunities II GP LLC #	Delaware	100
Pacific Private Equity Opportunities III GP LLC #	Delaware	100
Pacific Private Equity Opportunities V GP LLC #	Delaware	100
Pacific Private Feeder III GP, LLC #	Delaware	100
Pacific Private Feeder IV GP, LLC #	Delaware	100
Pacific Private Equity Opportunities IV GP LLC #	Delaware	100
PPFA Credit Opportunities I GP LLC #	Delaware	100
CAA-PPFA Equity Opportunities I GP LLC #	Delaware	100
Pacific Life Fund Advisors LLC	Delaware	100
Pacific Life Trade Receivable GP LLC # (Formerly known as PAM Trade Receivable GP LLC)	Delaware	100
Pacific Alliance Reinsurance Company of Vermont	Vermont	100
Pacific Baleine Reinsurance Company	Vermont	100
Pacific Private Equity Incentive Allocation LLC	Delaware	100
Pacific Life Aviation Holdings LLC	Delaware	100
Aviation Capital Group Holdings, Inc.	Delaware	100
Pacific Life & Annuity Services, Inc.	Colorado	100
Bella Sera Holdings, LLC	Delaware	100
Pacific Life Re Holdings LLC	Delaware	100
Pacific Life Re Global Limited (Formerly known as Pacific Life Reinsurance (Barbados) Ltd.)	Bermuda	100
Pacific Life Re International Limited	Bermuda	100
Pacific Life Re (Australia) Pty Limited	Australia	100
Pacific Life Re Holdings Limited	England	100
Pacific Life Re Limited	England	100
Pacific Life Holdings Bermuda Limited	Bermuda	100
Pacific Life Services Bermuda Limited	Bermuda	100
Pacific Life Re Services Singapore Pte. Limited	Singapore	100
Pacific Life Re Services Limited	England	100
UnderwriteMe Limited	England	100
UnderwriteMe Technology Solutions Limited	England	100
UnderwriteMe Australia Pty Limited	Australia	100
Pacific Life Services Canada Limited	Canada	100

__________________________________

# = Abbreviated structure

Item 30. Indemnification

(a) The Distribution Agreement between Pacific Life Insurance Company, Pacific Life & Annuity Company (collectively referred to as “Pacific Life”) and Pacific Select Distributors, LLC (PSD) provides substantially as follows:

Pacific Life shall indemnify and hold harmless PSD and PSD’s officers, directors, agents, controlling persons, employees, subsidiaries and affiliates for all attorneys’ fees, litigation expenses, costs, losses, claims, judgments, settlements, fines, penalties, damages, and liabilities incurred as the direct or indirect result of: (i) negligent, dishonest, fraudulent, unlawful, or criminal acts, statements, or omissions by Pacific Life or its employees, agents, officers, or directors; (ii) Pacific Life’s breach of this Agreement; (iii) Pacific Life’s failure to comply with any statute, rule, or regulation; (iv) a claim or dispute between Pacific Life and a Broker/Dealer (including its Representatives) and/or a Contract owner. Pacific Life shall not be required to indemnify or hold harmless PSD for expenses, losses, claims, damages, or liabilities that result from PSD’s misfeasance, bad faith, negligence, willful misconduct or wrongful act.

PSD shall indemnify and hold harmless Pacific Life and Pacific Life’s officers, directors, agents, controlling persons, employees, subsidiaries and affiliates for all attorneys’ fees, litigation expenses, costs, losses, claims, judgments, settlements, fines, penalties, damages and liabilities incurred as the direct or indirect result of: (i) PSD’s breach of this Agreement; and/or (ii) PSD’s failure to comply with any statute, rule, or regulation. PSD shall not be required to indemnify or hold harmless Pacific Life for expenses, losses, claims, damages, or liabilities that have resulted from Pacific Life’s willful misfeasance, bad faith, negligence, willful misconduct or wrongful act.

(b) The Form of Selling Agreement between Pacific Life, Pacific Select Distributors, LLC (PSD) and Various Broker-Dealers and

Agency (Selling Entities) provides substantially as follows:

Pacific Life and PSD agree to indemnify and hold harmless Selling Entities, their officers, directors, agents and employees, against any and all losses, claims, damages, or liabilities to which they may become subject under the Securities Act, the Exchange Act, the Investment Company Act of 1940, or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact required to be stated or necessary to make the statements made not misleading in the registration statement for the Contracts or for the shares of Pacific Select Fund (the “Fund”) filed pursuant to the Securities Act, or any prospectus included as a part thereof, as from time to time amended and supplemented, or in any advertisement or sales literature provided by Pacific Life and PSD.

Selling Entities agree to, jointly and severally, hold harmless and indemnify Pacific Life and PSD and any of their respective affiliates, employees, officers, agents and directors (collectively, “Indemnified Persons”) against any and all claims, liabilities and expenses (including, without limitation, losses occasioned by any rescission of any Contract pursuant to a “free look” provision or by any return of initial purchase payment in connection with an incomplete application), including, without limitation, reasonable attorneys’ fees and expenses and any loss attributable to the investment experience under a Contract, that any Indemnified Person may incur from liabilities resulting or arising out of or based upon (a) any untrue or alleged untrue statement other than statements contained in the registration statement or prospectus relating to any Contract, (b) (i) any inaccurate or misleading, or allegedly inaccurate or misleading sales material used in connection with any marketing or solicitation relating to any Contract, other than sales material provided preprinted by Pacific Life or PSD, and (ii) any use of any sales material that either has not been specifically approved in writing by Pacific Life or PSD or that, although previously approved in writing by Pacific Life or PSD, has been disapproved, in writing by either of them, for further use, or (c) any act or omission of a Subagent, director, officer or employee of Selling Entities, including, without limitation, any failure of Selling Entities or any Subagent to be registered as required as a broker/dealer under the 1934 Act, or licensed in accordance with the rules of any applicable SRO or insurance regulator.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (“Act”) may be permitted to directors, officers or persons controlling Pacific Life pursuant to the foregoing provisions, Pacific Life has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriters

(a)

PSD also acts as principal underwriter for Pacific Life Insurance Company, on its own behalf and on behalf of its Separate Account I, Separate Account A, Separate Account B, Pacific Select Variable Annuity Separate Account, Pacific Corinthian Variable Separate Account, Pacific Select Exec Separate Account, Pacific COLI Separate Account, Pacific COLI Separate Account II, Pacific COLI Separate Account III, Pacific COLI Separate Account IV, Pacific COLI Separate Account V, Pacific COLI Separate Account VI, Pacific COLI Separate Account X, Pacific COLI Separate Account XI, Pacific Select Separate Account, and Pacific Life & Annuity Company, on its own behalf and on behalf of its Separate

Account A, Pacific Select Exec Separate Account, and Separate Account I.
(b)	For information regarding PSD, reference is made to Form B-D, SEC File No. 8-15264, which is herein incorporated by reference.
(c)	PSD retains no compensation or net discounts or commissions from the Registrant.

Item 32. Location of Accounts and Records

The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules under that section will be maintained by Pacific Life at 700 Newport Center Drive, Newport Beach, California 92660.

Item 33. Management Services

Not applicable

Item 34. Fee Representation

REPRESENTATION PURSUANT TO SECTION 26(f) OF THE INVESTMENT COMPANY ACT OF 1940: Pacific Life Insurance Company and Registrant represent that the fees and charges to be deducted under the Variable Annuity Contract (“Contract”) described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the Contract.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement on Form N-4 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Newport Beach, and the State of California on this 10th day of March, 2022.

SEPARATE ACCOUNT A
(Registrant)

By:	PACIFIC LIFE INSURANCE COMPANY

By:
James T. Morris*
Director, Chairman, Chief Executive Officer and President

By:	PACIFIC LIFE INSURANCE COMPANY
(Depositor)

By:
James T. Morris*
Director, Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

	Signature	Title	Date

		Director, Chairman, Chief Executive Officer and President	March 10, 2022
James T. Morris*

		Director, Executive Vice President and Chief Operating Officer	March 10, 2022
Adrian S. Griggs*

		Director, Chief Executive Officer - Elect and Chief Financial Officer	March 10, 2022
Darryl D. Button*

		Director, Executive Vice President and General Counsel	March 10, 2022
Jason Orlandi*

		Vice President and Secretary	March 10, 2022
Jane M. Guon*

		Senior Vice President and Chief Accounting Officer	March 10, 2022
Joshua D Scott*

		Executive Vice President	March 10, 2022
Joseph E. Celentano*

		Vice President and Treasurer	March 10, 2022
Craig W. Leslie*

*By:	/s/ BRANDON J. CAGE		March 10, 2022
Brandon J. Cage
as attorney-in-fact

(Powers of Attorney are included in Registrant’s Form N-4, File No. 333-261003, Accession No. 0001104659-22-027121, filed on February 25, 2022, and incorporated by reference herein.)